Filed Pursuant to Rule 424(b)(3)
Registration No. 333-121255

PROSPECTUS

$175,000,000

1.75% Convertible Senior Notes due August 1, 2024
and Shares of Common Stock Issuable Upon Conversion of the Notes

     On August 9, 2004, we issued $175,000,000 aggregate principal amount of our 1.75% Convertible Senior Notes due August 1, 2024 in a private offering. The notes will mature on August 1, 2024. We will pay interest on the notes on February 1 and August 1 of each year. We made the first interest payment on February 1, 2005. This prospectus relates to resales of the notes and shares of our common stock issuable upon conversion of the notes. This prospectus also relates to the issuance of shares of our common stock upon conversion of the notes by holders other than the selling securityholders identified in this prospectus under “Selling Securityholders,” unless such issuance qualifies for the exemption under Section 3(a)(9) of the Securities Act.

     The notes and shares of common stock issuable upon conversion of the notes may be sold from time to time under this prospectus by and for the account of the selling securityholders. The selling securityholders may sell all or a portion of the notes and any shares of common stock issuable upon conversion of the notes from time to time in market transactions, in negotiated transactions or otherwise, and at prices and on terms which will be determined by the then prevailing market price for the notes or at negotiated prices directly or through a broker, who may act as agent or as principal, or by a combination of such methods. See “Plan of Distribution.”

     We will not receive any of the proceeds from the sale of the notes and any shares of common stock issued upon conversion of the notes offered by the selling securityholders. The selling securityholders will receive all proceeds from these sales.

     We may redeem some or all of the notes for cash at any time on or after August 6, 2009 at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any.

     The notes are convertible at any time at an initial conversion rate of 32.7430 shares of common stock per $1,000 principal amount of notes, subject to adjustments for certain events. The initial conversion rate is equivalent to a conversion price of approximately $30.5409 per share of common stock. Upon conversion, subject to our right to designate an exchange institution to satisfy our conversion obligation as described in this prospectus, we will deliver cash up to the aggregate principal amount of the notes to be converted and, at our election, cash, common stock or a combination thereof in respect of the remainder, if any, of our conversion obligation in excess of the principal amount of notes to be converted. We will pay a make whole premium, if any, and accrued and unpaid interest, if any, if holders convert their notes in connection with a fundamental change (as described in this prospectus) that occurs prior to August 6, 2009. Any such make whole premium will be payable solely in shares of our common stock or in the same form of consideration into which our common stock has been converted or exchanged in connection with such fundamental change.

     Holders may require us to repurchase all or part of their notes for cash on each of August 1, 2011, August 1, 2014 and August 1, 2019 at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any.

     Holders also may require us to repurchase their notes for cash upon the occurrence of a fundamental change at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any, plus the make whole premium, if any. Any such make whole premium will be payable solely in shares of our common stock or in the same form of consideration into which our common stock has been converted or exchanged in connection with such fundamental change. No such make whole premium will be payable if the fundamental change occurs on or after August 6, 2009.

     The notes are senior unsecured obligations and rank, in right of payment, the same as all of our existing and future senior unsecured indebtedness. The notes rank senior in right of payment to all of our subordinated indebtedness and are effectively subordinated to any secured indebtedness. Our obligations under the notes are guaranteed by all of our substantial existing and future domestic restricted subsidiaries.

     Our common stock trades on The NASDAQ Stock Market® (NASDAQ) under the symbol “CENX.” The last reported sale price of our common stock on April 13, 2005 was $29.27 per share.

     The notes issued in the initial private placement are eligible for trading in the Private Offerings, Resales, and Trading through Automated Linkages, or “PORTAL” Market of the National Association of Securities Dealers, Inc. The notes sold using this prospectus, however, will no longer be eligible for trading on PORTAL. We do not intend to apply for listing of the notes on any securities exchange or for the inclusion of the notes in any automated quotation system.

     Investing in the notes and shares of common stock involves risks. See “Risk Factors” beginning on page 11 and the risk factors incorporated by reference into this prospectus, as the same may be updated or supplemented by our future filings with the Securities and Exchange Commission that are incorporated by reference into this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 14, 2005.

     You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell the notes and the shares of common stock issuable upon conversion of the notes in any state where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

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ABOUT THIS PROSPECTUS

     Before making your investment decision, you should read this entire prospectus, including information incorporated by reference herein, carefully. This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, the selling securityholders may from time to time offer and sell their notes and the shares of common stock issuable upon conversion of the notes described in this prospectus in the general manner described in “Plan of Distribution.” This prospectus also relates to the issuance of shares of our common stock upon conversion of the notes by holders other than the selling securityholders, unless such issuance qualifies for the exemption under Section 3(a)(9) of the Securities Act.

     This prospectus provides you with a general description of the securities that the selling securityholders may offer. Each time a selling securityholder sells securities, that selling securityholder is required to provide you with a prospectus and, if applicable, any prospectus supplement that contains information about the selling securityholder and the securities being offered. The prospectus supplement may add, update or change information included, or incorporated by reference, in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement, together with the documents incorporated by reference herein and therein and described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

MARKET AND INDUSTRY DATA

     We obtained the market data included or incorporated by reference in this prospectus from our own research and from surveys or studies conducted by third parties and cited in industry or general publications, including studies prepared by CRU International Inc., an internationally recognized research firm which collects and analyzes data about the aluminum industry. Industry and general publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data and do not make any representation as to the accuracy of such information. Similarly, we believe our internal research is reliable but it has not been verified by any independent sources.

WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 (1-800-732-0330) for more information about the operation of the public reference room. The SEC maintains a web site (http://www.sec.gov) that contains reports, statements and other information regarding registrants that file electronically. You may also obtain additional information about us from our web site, which is located at www.centuryca.com. Our website provides access to filings made by us through the SEC’s EDGAR filing system, including our annual, quarterly and current reports filed on Forms 10-K, 10-Q and 8-K, respectively, and ownership reports filed on Forms 3, 4 and 5 after December 16, 2002 by our directors, executive officers and beneficial owners of more than 10% of our outstanding common stock. Information contained in our website is not incorporated by reference in, and should not be considered a part of, this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

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     We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering of the securities under this prospectus, except for any disclosures furnished pursuant to Item 2.02 or Item 7.01 (and, in each case, the corresponding exhibits under Item 9.01) of any Current Report on Form 8-K, unless otherwise expressly stated in that Current Report on Form 8-K.

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	Current Report on Form 8-K filed February 16, 2005;

•	Current Report on Form 8-K filed March 21, 2005;

•	Current Report on Form 8-K filed March 25, 2005;

•	Current Report on Form 8-K filed April 4, 2005; and

•	The description of our common stock contained in our Registration Statement on Form 8-A filed March 4, 1996.

     We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the information that we have incorporated by reference in this prospectus but have not delivered with this prospectus. You may request a copy of these filings, by writing or telephoning us at:

Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, CA 93940
Attention: Corporate Secretary
(831) 642-9300

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SUMMARY

     The following summary highlights information contained elsewhere, or incorporated by reference, in this prospectus but may not contain all information important to you. This summary is qualified in its entirety by reference to, and should be read together with, the more detailed information and financial statements included elsewhere, or incorporated by reference, in this prospectus. You should carefully consider, among other things, the risk factors discussed under “Risk Factors” included elsewhere in this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2004, including in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is incorporated by reference into this prospectus. These risk factors may be updated or supplemented by our future filings with the SEC that are incorporated by reference in this prospectus. See “Incorporation of Certain Documents by Reference.” In this prospectus, unless expressly stated otherwise or unless the context otherwise requires: (1) “Century Aluminum,” “we,” “us,” “our” and “ours” refer to Century Aluminum Company and its consolidated subsidiaries; (2) “pro forma” shall mean, at any date or for any period, giving pro forma effect to the transactions referred to in “Unaudited Pro Forma Consolidated Financial Data” included elsewhere in this prospectus; and (3) “2004 refinancing” refers to the completion of the tender offer and consent solicitation for our 11.75% senior secured first mortgage notes due 2008 and the related sale of our 1.75% convertible senior notes due August 1, 2024 and our 7.5% senior notes due August 15, 2014.

Business Overview

     We are a leading producer of primary aluminum. Our facilities produce value-added and standard-grade primary aluminum products. We are the second largest primary aluminum producer in the United States, behind Alcoa Inc., having produced approximately 1.2 billion pounds in 2004 with net sales of $1,060.7 million. In April 2004, we acquired Nordural, an Icelandic facility which is our first facility located outside of the United States. We currently have an annual primary aluminum production capacity of approximately 1.4 billion pounds of primary aluminum with pro forma net sales of $1,099.1 million for the year ended December 31, 2004.

     We currently own:

•	the Nordural facility, located in Grundartangi, Iceland, which began operations in 1998 and has an annual production capacity of 198 million pounds of primary aluminum, which will increase by up to 269 million pounds to approximately 467 million pounds upon completion of an ongoing expansion in 2006;

•	the Hawesville facility, located in Hawesville, Kentucky, which began operations in 1970 and has an annual production capacity of 538 million pounds of primary aluminum;

•	the Ravenswood facility, located in Ravenswood, West Virginia, which began operations in 1957 and has an annual production capacity of 375 million pounds of primary aluminum;

•	a 49.7% interest in the Mt. Holly facility, located in Mt. Holly, South Carolina, which began operations in 1980 and contributes 243 million pounds to our overall annual production capacity and is operated by Alcoa, which holds the remaining 50.3% ownership interest;

•	a 50% joint venture interest in the Gramercy alumina refinery, located in Gramercy, Louisiana, which has an annual production capacity of 1.2 million metric tons of alumina; and

•	a 50% joint venture interest in bauxite mining operations in Jamaica, which have an annual production capacity of approximately 4.5 million dry metric tons.

     Our strategic objectives are to grow our aluminum business by pursuing opportunities to acquire primary aluminum reduction facilities that offer favorable investment returns and lower our per unit production costs; diversifying our geographic presence; and pursuing opportunities in bauxite mining and alumina refining. To date, our growth activities have included:

•	acquiring an additional 23% interest in the Mt. Holly facility in April 2000;

•	acquiring an 80% interest in the Hawesville facility in April 2001;

•	acquiring the remaining 20% interest in the Hawesville facility in April 2003;

•	acquiring the Nordural facility in April 2004;

•	expanding Nordural’s production capacity; and

•	acquiring through a joint venture our first alumina refining facility, together with related bauxite mining assets, in October 2004.

Recent Trends in the Primary Aluminum Industry

     The primary aluminum industry is currently experiencing a period of strong prices based on favorable production and consumption trends. Spot aluminum prices, as quoted on the LME, averaged $0.78 per pound during the year ended December 31, 2004 and remain above the five- and ten-year averages. We believe that the current strong pricing environment is due to factors that include:

•	strengthening global demand for aluminum driven by the global economic recovery and strong demand growth in China;

•	a tight market for alumina, the major raw material input for aluminum, which has resulted in a rapid escalation of alumina prices globally; and

•	the weakening of the U.S. dollar.

     Global demand for aluminum increased approximately 9.0% to 66.3 billion pounds in 2004. Global aluminum supply has not kept pace with this increase in consumption as global aluminum production increased approximately 6.5% in 2004 to 65.7 billion pounds. During the year ended December 31, 2004, LME inventories declined 54% from 1.5 million metric tons to 695,000 metric tons.

Competitive Strengths

     Our key competitive strengths are:

•	Focus on Upstream Production. We currently operate mainly in the production of primary aluminum and also recently acquired assets in bauxite mining and alumina refining. By operating solely in upstream production, we are better able to focus our resources, minimize overhead costs and avoid exposure to fluctuations in demand in any single end-use market.

•	Long-Term Customer Contracts. We have competitive long-term contracts with our major customers to sell a significant portion of our production. These contracts reduce our marketing costs and provide a stable source of demand. We have long-term contracts to sell approximately 70% of our production at prices based on the LME or U.S. Midwest market price for primary aluminum.

•	Proximity to Major Customers. Our Hawesville and Ravenswood facilities are located adjacent to their principal customers. Under our long-term contracts with these major customers, we are able to deliver molten aluminum, thereby eliminating our casting and shipping costs and our customers’ remelting costs.

•	Secure Power Supply. Electricity is our single largest operating cost. Substantially all of the electricity used at our U.S. facilities is supplied at affordable rates under long-term contracts, the fixed price portions of which expire at various dates from the end of 2007 through 2010. The Nordural facility purchases power sourced from hydroelectric and geothermal facilities under a long-term contract that expires in 2019 at prices based on the LME price for primary aluminum. Power for the Nordural expansion capacity will be sourced from geothermal facilities using LME-based pricing. Both hydroelectric and geothermal energy are competitively priced and renewable sources of power.

•	Long-Term Alumina Supply Contracts. Alumina is the principal raw material used to produce primary aluminum. All of our alumina requirements at our Ravenswood and Mt. Holly facilities are purchased under long-term contracts at prices linked to the LME price for primary aluminum. These contracts help us avoid the current volatility of the spot alumina market and help us maintain our margins at those facilities during periods when primary aluminum prices fall. Nordural’s long-term tolling agreement with a subsidiary of BHP Billiton for its existing capacity provides it with similar economic benefits. Alumina used at our Hawesville facility is purchased under a contract with Gramercy Alumina LLC, a joint venture company we own 50/50 with Noranda Finance Inc., at a purchase price based on the cost of production.

•	High-Purity and Value-Added Products. We produce high-purity and value-added products, including rolling ingot, foundry alloys and extrusion billet, which we sell at a premium to standard-grade products.

•	Relationship with Glencore. We benefit from our business relationship with our largest shareholder, Glencore International AG, a leading privately-held, diversified natural resources group. Glencore has been an important business partner for us and has assisted us in the execution of our growth strategy and metal hedging program. In addition, Glencore is a major customer, which helps us reduce our marketing and distribution costs, and a major alumina supplier, which provides us with a stable and reliable source of raw materials.

•	Experienced Management Team. Our senior management has an average of over 19 years of experience in the aluminum industry, a demonstrated ability to recognize and respond quickly to strategic opportunities and an excellent track record of integrating acquisitions.

Business Strategy

     Our objective is to continue to grow by focusing on the production of primary aluminum, bauxite and alumina to capitalize on improvements in industry fundamentals. Our strategy for achieving this objective is to:

•	Become a Larger Upstream Producer in the Aluminum Industry. We believe that by becoming a larger upstream producer we can strengthen our position in the competitive global aluminum industry. We regularly evaluate opportunities to acquire primary aluminum reduction facilities that would lower our average unit production costs. Since 2000, we have more than doubled our capacity and lowered our average unit costs without significant increases in corporate overhead. The Nordural acquisition helped us to implement our business strategy by increasing our primary aluminum capacity and lowering our average unit production costs. In addition to primary aluminum, we have recently expanded into bauxite mining and alumina production, which we believe are also attractive upstream segments of the aluminum industry.

•	Diversify our Primary Aluminum Operations. We actively pursue opportunities to acquire primary aluminum production facilities that provide diversification through either their geographic location, product mix or power sources. The Nordural facility, our first facility located outside of the United States, uses hydroelectric and geothermal power, competitively-priced and renewable sources of energy. Through the Hawesville acquisition, we added high-purity aluminum to our product mix, which has a unique market niche that few domestic aluminum producers are able to supply.

•	Enhance Profitability of Production Assets. We seek to further reduce costs at our production facilities by investing in high-return capital improvements, optimizing labor productivity and implementing projects that improve the operating and energy efficiencies of the primary aluminum production process. In addition, we seek to maximize the profitability of our facilities by optimizing our product mix between standard-grade and value-added products.

Other Information

     Our principal executive offices are located at 2511 Garden Road, Building A, Suite 200, Monterey, California 93940. Our telephone number at that address is (831) 642-9300. You may also obtain additional information about us from our website, which is located at www.centuryca.com. Information on our website is not incorporated by reference in, and should not be considered a part of, this prospectus.

THE OFFERING

Issuer	Century Aluminum Company.

Securities offered	$175,000,000 aggregate principal amount of our 1.75% convertible senior notes due August 1, 2024 and shares of our common stock issuable upon conversion of the notes. This prospectus also relates to the issuance of shares of our common stock upon conversion of the notes by holders other than the selling securityholders, unless such issuance qualifies for the exemption under Section 3(a)(9) of the Securities Act.

Selling Securityholders	The securities to be offered and sold under this prospectus will be offered and sold by the selling securityholders identified in this prospectus under “Selling Securityholders.”

Original issue date	August 9, 2004.

Interest	The notes bear interest at 1.75% per annum on the principal amount, payable semi-annually in arrears in cash on February 1 and August 1 of each year, beginning February 1, 2005.

Maturity date	August 1, 2024.

Conversion	The notes are convertible at any time at an initial conversion rate of 32.7430 shares of common stock per $1,000 principal amount of notes, subject to adjustment for certain events. The initial conversion rate is equivalent to a conversion price of approximately $30.5409 per share of common stock. See “Description of the Notes – Conversion Rights.”

Upon conversion, subject, if we so elect, to the right of the exchange institution to exchange the notes in lieu of conversion by us, we will deliver cash up to the aggregate principal amount of notes to be converted and, at our election, cash, common stock or a combination thereof in respect of the remainder, if any, of our conversion obligation in excess of the principal amount of notes to be converted. See “Description of the Notes – Conversion Rights – Payment Upon Conversion.”

If you convert your notes in connection with a fundamental change that occurs prior to August 6, 2009, as described below, you will also receive a make whole premium, if any, and accrued and unpaid interest, if any, on the notes that you convert. See “Description of the Notes – Determination of the Make Whole Premium.”

Exchange institution	We will designate a financial institution as the exchange agent to which notes surrendered for conversion will be offered for exchange, if we so elect, in lieu of conversion by us. In order to accept for exchange those notes, such exchange agent must agree to deliver to the holder of those notes cash up to the aggregate principal amount of notes to be converted and shares of our common stock in respect of the remainder, if any, of our conversion obligation in excess of the principal amount of notes to be converted. If such exchange institution declines to accept for exchange any notes, in whole or in part, or if such exchange institution does not timely deliver the cash and common stock, if any, owing to the holder, the notes will be converted by us. It is currently anticipated that Credit Suisse First Boston LLC will be the initial exchange institution.

Optional redemption	We may redeem some or all of the notes on or after August 6, 2009 at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any. See “Description of the Notes – Optional Redemption of Notes.”

Purchase at holder’s option on specified dates	You may require us to purchase for cash all or part of your notes on each of August 1, 2011, August 1, 2014 and August 1, 2019 at a price equal to 100% of the principal amount of the notes being purchased, plus accrued and unpaid interest, if any. See “Description of the Notes – Purchase of Notes at the Option of the Holder.”

Make whole premium upon a fundamental change	If a fundamental change (as described under the heading “Description of the Notes — Repurchase at the Option of the Holder Upon a Fundamental Change”) occurs prior to August 6, 2009, we will pay a make whole premium on notes converted in connection with, or tendered for repurchase upon, a fundamental change. The make whole premium will be payable in our stock (or the consideration into which our stock has been converted or exchanged in connection with such fundamental change) on the repurchase date for the notes after the fundamental change, both for notes tendered for repurchase and for notes converted in connection with the fundamental change.

The amount of the make whole premium, if any, will be based on our stock price and the effective date of the fundamental change. A description of how the make whole premium will be determined and a table showing the make whole premium that would apply at various stock prices and fundamental change effective dates is set forth under “Description of the Notes – Determination of the Make Whole Premium.” No make whole premium will be paid if the stock price is less than $24.83 per share.

Repurchase at holder’s option upon a fundamental change	You may require us to purchase your notes upon the occurrence of a fundamental change in cash at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any, plus the make whole premium, if any, payable in shares of our common stock (or the consideration into which our stock has been converted or exchanged in connection with such fundamental change). See “Description of the Notes – Repurchase at the Option of a Holder Upon a Fundamental Change.”

Guarantors	The notes are guaranteed by each of our substantial existing and future domestic restricted subsidiaries if and for so long as such subsidiaries guarantee our senior notes. See “Description of the Notes – Guarantees.”

Ranking	The notes and the note guarantees rank equally in right of payment with all of the existing and future senior indebtedness of Century Aluminum Company and the guarantors (including our senior notes), as the case may be, and rank senior in right of payment to all of their existing and future subordinated indebtedness, but are effectively junior to secured obligations, including borrowings under our credit facility and our outstanding first mortgage notes, to the extent of the value of the assets securing such obligations. As of December 31, 2004, Century Aluminum Company and the guarantors had $17.7 million of senior secured indebtedness outstanding and a borrowing base of $87.9 million under our secured revolving credit facility at December 31, 2004.

None of our foreign subsidiaries are required to guarantee the notes. All of the creditors of the non-guarantor subsidiaries have priority over Century Aluminum Company and the noteholders with respect to claims to the assets of those subsidiaries. As of December 31, 2004, our non-guarantor subsidiaries had $184.8 million of liabilities, including trade payables but excluding intercompany obligations.

Use of proceeds	We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the shares of common stock issuable upon conversion of the notes. See “Selling Securityholders” for a list of the selling securityholders that may sell from time to time under this prospectus the notes or the shares of common stock issuable upon conversion of the notes.

Registration rights	We have filed with the SEC a registration statement, of which this prospectus is a part, for the resale of the notes and the shares of common stock issuable upon conversion of the notes and to register the issuance of shares of our common stock upon conversion of the notes by holders other than selling securityholders. We have agreed to use our best efforts to keep such registration statement effective until the earliest of:

(a) the second anniversary of the effective date of the shelf registration statement,

(b) such time as all the registrable securities have been sold pursuant to the shelf registration statement, transferred pursuant to Rule 144 under the Securities Act or otherwise transferred in a manner that results in such securities not being subject to transfer restrictions under the Securities Act and the absence of a need for a restrictive legend regarding registration under the Securities Act, and

(c) such time when all of the registrable securities held by our non-affiliates (from the time of issuance) are eligible for sale pursuant to Rule 144(k) under the Securities Act or any successor rule or regulation thereto.

We have agreed to pay additional interest to the holders of the notes if we do not comply with our registration obligations. No additional interest will accrue on any shares of common stock into which notes have been converted. See “Description of the Notes – Registration Rights.”

Dividend policy	Since the beginning of the fourth quarter of 2002, we have not declared dividends on our common stock. From April 1996 through the third quarter of 2002, we declared and paid a $0.05 per share quarterly dividend on our common stock.

Trading	The notes issued in the private placement are eligible for trading in the PORTAL market of the National Association of Securities Dealers, Inc. The notes sold under this prospectus will no longer be eligible for trading on PORTAL. Our common stock is traded on The NASDAQ Stock Market ® under the symbol “CENX.” We do not intend to apply for listing of the notes on any securities exchange or for the inclusion of the notes in any automated quotation system.

Trustee, paying agent, conversion
agent and registrar	Wilmington Trust Company

Risk factors	An investment in the notes and the shares of common stock issuable upon conversion of the notes involves risk. Prospective investors should carefully consider the risk factors described under “Risk Factors” beginning on page 11 and elsewhere in this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2004, including in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is incorporated by reference into this prospectus. These risk factors may be updated or supplemented by our future filings with the SEC that are incorporated by reference into this prospectus. See “Incorporation of Certain Documents by Reference.”

SUMMARY FINANCIAL AND OTHER DATA OF CENTURY ALUMINUM

     The following table presents our summary historical and pro forma consolidated financial and other data for the periods indicated. Our summary consolidated historical balance sheet data as of each of the years in the two-year period ended December 31, 2004 and our summary consolidated statement of operations data for each of the years in the three-year period ended December 31, 2004 are derived from our consolidated financial statements audited by Deloitte & Touche LLP, which are incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2004. Our summary historical results of operations include:

•	the results from the remaining 20% interest in the Hawesville facility since we acquired it in April 2003;

•	the results from the Nordural facility since we acquired it in April 2004; and

•	our equity in the earnings of Gramercy Alumina LLC and St. Ann Bauxite Limited since we acquired a 50% joint venture interest in those companies in October 2004.

     These results may not be indicative of our future performance.

     Our summary pro forma consolidated financial data is derived from “Unaudited Pro Forma Consolidated Financial Data” included elsewhere in this prospectus. The pro forma consolidated financial data gives pro forma effect to our acquisition of all of the outstanding equity shares of Nordural, our issuance and sale of approximately $220.5 million in common stock in a registered public offering, our payment of the remaining $12.0 million of principal under an outstanding promissory note payable to Glencore, our payment of $3.3 million of dividends on our convertible preferred stock, the 2004 refinancing, and other adjustments that management believes are directly related to the Nordural acquisition. The pro forma consolidated financial data has been prepared for illustrative purposes only and does not purport to represent what our results of operations or financial condition would actually have been had the transactions described in “Unaudited Pro Forma Consolidated Financial Data” in fact occurred as of the dates specified. In addition, the unaudited pro forma consolidated financial data does not purport to project our results of operations for any future period and does not give effect to our acquisition of a 50% joint venture interest in Gramercy Alumina LLC and St. Ann Bauxite Limited, Nordural’s new term loan facility or the refinancing of debt under Nordural’s former term loan facility. The information provided below should be read in conjunction with the following: (1) our audited consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2004 and (2) the separate audited financial statements and accompanying notes of Nordural, which are included elsewhere in this prospectus.

	Year Ended December 31,			Pro Forma Year Ended
	2002	2003(1)	2004(2)(3)	December 31, 2004
	(Dollars in thousands, except per share amounts and operating data)
Consolidated Statement of Operations Data:
Total net sales	$711,338	$782,479	$1,060,747	$1,099,122
Gross profit	20,061	48,038	176,474	188,325
Operating income	4,278	27,205	151,558	163,409
Net income (loss) before preferred dividends	(18,608)	966	27,971	34,787
Common Share Data (4):
Earnings (loss) per share:
Basic	$(1.00)	$(0.05)	$0.95	$1.08
Diluted	(1.00)	(0.05)	0.95	1.07
Weighted average common shares outstanding (in thousands):
Basic	20,555	21,070	28,668	31,553
Diluted	20,555	21,074	28,775	31,660

	Year Ended December 31,			Pro Forma Year
				Ended
	2002	2003(1)	2004(2)(3)	December 31, 2004
	(Dollars in thousands, except per share amounts and operating data)
Other Data:
Capital expenditures	$18,427	$18,858	$15,240
Net cash provided by operating activities	54,486	87,379	105,828
Net cash used in investing activities	(18,196)	(78,695)	(275,286)
Net cash provided by (used in) financing activities	(4,586)	(25,572)	185,422
Ratio of earnings to fixed charges (5)	0.06	1.11	1.97

Operating Data:
Shipments (millions of pounds):
Primary	1,049	1,127	1,180	1,180
Tolling	—	—	138	204
Average Century Aluminum realized price ($/lb):
Primary	0.68	0.69	0.83	0.83
Tolling	—	—	0.62	0.61
Average LME price ($/lb)	0.61	0.65	0.78	0.78

	Year Ended December 31,
	2003	2004
	(Dollars in thousands)
Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$28,204	$44,168
Total assets	810,326	1,330,870
Total debt	344,125	524,108
Shareholders’ equity	187,697	382,817

(1)	On April 1, 2003, we acquired the remaining 20% interest in the Hawesville facility. Accordingly, the results of operations following that date reflect the increased production which resulted from our additional 20% interest in the Hawesville facility. Similarly, balance sheet data as of and following December 31, 2003 includes assets and liabilities related to our additional 20% interest in the Hawesville facility.

(2)	On April 27, 2004, we purchased the Nordural facility. Accordingly, the results of operations following that date reflect the increased production which resulted from that purchase. Similarly, balance sheet data as of December 31, 2004 includes the assets and liabilities related to our ownership of the Nordural facility.

(3)	On October 1, 2004, we, together with Noranda, completed the joint purchase of the Gramercy, Louisiana alumina refinery owned by Kaiser Aluminum & Chemical Corporation and Kaiser’s 49% interest in a Jamaican bauxite mining partnership. We use the equity method of accounting for our investment in the joint venture. Accordingly, the results of operations following that date reflect our equity in the joint venture income. Similarly, balance sheet data as of December 31, 2004 includes assets related to our interest in the joint venture.

(4)	Pro forma share data does not give effect to the conversion of our convertible preferred stock to common stock, which Glencore converted on May 19, 2004. As further adjusted for such conversion, pro forma earnings per share for the year ended December 31, 2004 would be $1.06 on a basic and diluted basis, giving pro forma effect to the conversion for the period from January 1, 2004 until May 19, 2004, the date the convertible preferred stock was converted.

(5)	For the purpose of computing the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries plus the amount of fixed charges, adjusted to exclude interest capitalized and preference security dividend requirements of consolidated subsidiaries during the period. Fixed charges consist of the sum of the following during the period: (a) interest expensed and capitalized; (b) amortized premiums, discounts and capitalized expenses related to indebtedness; and (c) preference security dividend requirements of consolidated subsidiaries.

RISK FACTORS

     In addition to the other information included, or incorporated by reference, in this prospectus, you should carefully consider the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2004, including in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is incorporated by reference into this prospectus, and the risk factors described below before making an investment in the notes or our common stock. These risk factors may be updated or supplemented by our future filings with the SEC that are incorporated by reference into this prospectus. See “Incorporation of Certain Documents by Reference.” If any one of the these risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem to be immaterial may also materially and adversely affect our operations. The trading price of the notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus, together with the documents incorporated by reference herein, also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risk factors described below and incorporated by reference into this prospectus, as the same may be updated or supplemented by our future filings with the SEC that are incorporated by reference into this prospectus.

Glencore owns a large percentage of our common stock and can influence matters requiring shareholder approval.

     Glencore owns 29.1% of our outstanding common stock. As a result of Glencore’s significant ownership of our common stock, Glencore has the ability to influence the outcome of matters requiring shareholder approval, including delaying or preventing a change in control. Willy R. Strothotte, the chairman of Glencore’s board of directors, serves as one of our seven directors. Craig A. Davis, our chairman and chief executive officer, is also a Glencore director. As a result of their service to us in their respective positions, Messrs. Strothotte and Davis have the ability to influence our management.

Our historical and pro forma financial information may not be comparable to our results for future periods.

     The historical and pro forma financial information included, or incorporated by reference, in this prospectus is not necessarily indicative of our future results of operations, financial position and cash flows, and the pro forma financial information does not necessarily reflect our results of operations and financial position for the periods and dates presented. For example, our historical financial data does not reflect the effects of:

•	our acquisition of the remaining 20% interest in the Hawesville facility prior to April 2003;

•	our acquisition of the Nordural facility prior to April 2004; and

•	our acquisition of a 50% joint venture interest in Gramercy Alumina LLC and St. Ann Bauxite Limited prior to October 2004.

     In addition, our pro forma financial information may not reflect all of the effects from the integration of the financial results of the Nordural facility, and does not reflect our acquisition of a 50% joint venture interest in Gramercy Alumina LLC and St. Ann Bauxite Limited, Nordural’s new term loan facility or the refinancing of debt under Nordural’s former term loan facility. Costs actually incurred relating to the Nordural facility following its acquisition may be materially different from those costs reflected in the pro forma financial information.

The notes and the guarantees are unsecured and contain no financial covenants.

     The notes and the guarantees are not secured by our assets and will rank equal in right of payment with our existing and future unsecured and senior indebtedness. The indenture governing the notes does not restrict our ability to incur additional debt, including secured debt. The notes will be effectively subordinated to any of our existing or future secured indebtedness to the extent of the assets securing such indebtedness. We have pledged substantially all of our working capital assets, other than assets of our foreign subsidiaries, as security under our revolving credit facility. As of December 31, 2004, we had no amounts outstanding under our revolving credit facility. In addition, we have pledged most of our U.S. property, plant and equipment as security for the remaining outstanding first mortgage notes. As of December 31, 2004, Century Aluminum Company had $17.7 million of senior secured indebtedness outstanding and $87.9 million of availability under our secured revolving credit agreement. In addition, the indenture governing the notes offered under this prospectus does not contain any financial covenants, restrict our ability to repurchase our securities, pay dividends or make restricted payments or contain covenants or other provisions to afford holders protection in the event of a transaction that substantially increases our level of indebtedness. Furthermore, the indenture contains only limited protections in the event of a fundamental change, as described under the heading “Description of the Notes — Repurchase at the Option of the Holder Upon a Fundamental Change.” We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the notes and our common stock but would not constitute a fundamental change permitting holders to require us to repurchase their notes under the indenture. The incurrence of additional indebtedness and, in particular, the granting of a security interest to secure the indebtedness, could adversely affect our ability to pay our obligations on the notes.

The notes will be structurally junior to indebtedness of our non-guarantor subsidiaries.

     You will not have any claim as a creditor against any of our non-guarantor subsidiaries, and indebtedness and other liabilities, including trade payables, of those subsidiaries will effectively be senior to your claims against those subsidiaries. As of December 31, 2004, our non-guarantor subsidiaries had $184.8 million of outstanding liabilities, including trade payables but excluding intercompany obligations. On February 15, 2005, Nordural, which is one of our non-guarantor subsidiaries, borrowed $82.0 million under its new $365.0 million senior term loan facility to refinance debt under its former $185.0 million term loan facility. In addition, Nordural intends on making monthly borrowings under the new term loan facility to finance the ongoing expansion of the Nordural facility and fully drawing the new term loan facility by September 30, 2006. The indenture governing the notes does not restrict the ability of these subsidiaries to incur additional indebtedness and does not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

Subsidiary guarantees could be deemed to be fraudulent conveyances.

     Our substantial domestic restricted subsidiaries have guaranteed the notes. The issuance of these guarantees could be subject to review under applicable fraudulent transfer or conveyance laws in a bankruptcy or other similar proceeding. Under these laws, the issuance of a guarantee will generally be a fraudulent conveyance if either (1) the guarantor issued the guarantee with the intent of hindering, delaying or defrauding its creditors, or (2) the guarantor received less than reasonably equivalent value or fair consideration in return for the guarantee, and any of the following is also true:

•	the guarantor was insolvent or became insolvent when it issued the guarantee;

•	the guarantor was left with an unreasonably small amount of capital after issuing the guarantee; or

•	the guarantor intended to incur, or believed that it would incur, debts beyond its ability to pay as they matured.

     Since our subsidiary guarantors issued the guarantees for the benefit of Century Aluminum Company, and only indirectly for their own benefit, the guarantees could be subject to a claim that they were given for less than reasonably equivalent value or fair consideration.

     Although the definition of “insolvency” differs among jurisdictions, in general, the guarantor would be considered insolvent when it issued the guarantee if:

•	its liabilities exceeded the fair value of its assets; or

•	the present market value of its assets is less than the amount it would need to pay its total existing debts and liabilities as they mature (including those contingent liabilities which are likely to become certain).

     We cannot assure you which standard a court would apply when determining whether a guarantor was insolvent when the notes were issued or how the court would decide regardless of the standard. Even if a court determined that the guarantor was not insolvent when the notes were issued, you should be aware that payments under the guarantees may constitute fraudulent transfers on other grounds.

     In addition, the liability of each guarantor under its guarantee is limited to the amount that will not constitute a fraudulent conveyance or improper corporate distribution under applicable laws. We cannot assure you which standard a court will apply when determining the maximum liability of each guarantor.

     To the extent that the note guarantee of any guarantor is voided as a fraudulent conveyance or otherwise held to be unenforceable or enforceable only to a limited extent, your claim against that guarantor could be lost or limited.

We cannot assure you that an active trading market will develop or be sustained for these notes.

     Although the notes issued in the private placement are eligible for trading in the PORTAL market, the notes sold under this prospectus will no longer be eligible for trading in the PORTAL market. We do not intend to apply for listing of the notes on any securities exchange or for quotation through NASDAQ. We can make no assurances that an active or sustained trading market will develop for the notes or, if a market develops, that holders will be able to resell their notes at a price they deem satisfactory. Future trading prices for the notes will depend on many factors, including, among other things, prevailing interest rates, the market for similar securities, economic conditions, the price of our common stock and our financial condition, performance and prospects.

We may be unable to finance the repurchase or conversion of the notes even if required by the holders pursuant to the indenture.

     Upon conversion of the notes, we are required to deliver cash in an amount up to the aggregate principal amount of notes to be converted and, at our option, cash, common stock or a combination thereof in respect of the remainder, if any, of our conversion obligation. We cannot assure you that we will have the financial resources to deliver such cash upon a conversion of the notes.

     Holders of the notes may require us to repurchase all or a portion of the outstanding notes on August 1, 2011, 2014 and 2019. In addition, upon a fundamental change, we may be required to repurchase all or a portion of the outstanding notes. In some circumstances, a fundamental change could result from events beyond our control. We cannot assure you that we will have the financial resources to repurchase your notes, particularly if that fundamental change triggers a similar repurchase requirement for, or results in the acceleration of, other indebtedness. Our revolving credit facility has change of control provisions that would require us to repay any debt outstanding under such facility upon a change of control, and the indenture governing our senior notes has change of control provisions triggering a repurchase right on the part of the holders of such debt, all of which could adversely affect our financial ability to repurchase notes upon a fundamental change. Any credit agreements or other agreements relating to our indebtedness may prevent us from repurchasing the notes or contain provisions that expressly prohibit the repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from repurchasing notes, we could seek the consent of our lenders to repurchase the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not repurchase the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture governing the notes offered under this prospectus, which would constitute a default under the terms of our other indebtedness. See “Description of the Notes.”

Upon conversion, we will deliver cash up to the aggregate principal amount of notes to be converted and, at our election, cash, common stock or a combination thereof in respect of the remainder, if any, of our conversion obligation in excess of the principal amount of notes to be converted. Therefore, holders of the notes may not receive any shares of our common stock upon conversion, and they will receive fewer shares of common stock relative to the conversion value of the notes.

     We have the right to satisfy our conversion obligation to holders in excess of the principal amount of notes to be converted, if any, by issuing shares of common stock, cash, or a combination thereof, in each case in satisfaction of such excess. Accordingly, upon conversion of a note, holders may not receive any shares of our common stock, and they will receive fewer shares of common stock relative to the conversion value of the note. Further, our liquidity may be reduced to the extent that we choose to deliver cash rather than shares of common stock upon conversion of notes.

Upon conversion of the notes, you may receive less proceeds than expected because the value of our common stock may decline between the day that you exercise your conversion right and the day the conversion value of your notes is determined.

     The conversion value that you will receive upon conversion of your notes is determined by the average of the closing per share sale price of our common stock on NASDAQ for 10 consecutive trading days. If we have issued a notice of redemption, and we do not receive your conversion notice 20 days prior to the applicable redemption date, this ten trading day period will end on the trading day immediately preceding the redemption date. Accordingly, if we do not receive your conversion notice 20 days prior to the applicable redemption date, this 10 consecutive trading day period may not begin for more than a week thereafter. If we have issued a notice of redemption and we receive your conversion notice 20 days prior to the applicable redemption date, or if you exercise your conversion rights prior to our having issued a notice of redemption, this ten trading day period will begin on the second trading day immediately following the day you deliver your conversion notice to the conversion agent. If the price of our common stock decreases after we receive your notice of conversion and prior to the end of the applicable 10 trading day period, the conversion value you receive will be adversely affected.

Conversion of the notes may affect the trading price of our common stock.

     The conversion of some or all of the notes and any sales in the public market of our common stock issued upon such conversion could adversely affect the market price of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress our common stock price.

The price of our common stock, and therefore of the notes, may fluctuate significantly, and this may make it difficult for you to resell the notes when you want or at prices you find attractive.

     The price of our publicly-traded common stock constantly changes. Because the notes are convertible into cash (up to the principal amount of the notes being converted) and, to the extent of any excess over the principal amount of notes being converted, cash, shares of our common stock, or a combination thereof (at our election), each based on the then applicable conversion rate, volatility in the market price for our common stock could have a similar effect on the trading price of the notes. This may result in greater volatility in the market price of the notes than would be expected for non-convertible debt securities.

     The price of our common stock could be adversely affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage activity that we expect to develop involving our common stock. This activity could, in turn, affect the trading prices of the notes.

     The market price of our common stock has experienced significant volatility from time to time, and this volatility may continue in the future. From January 1, 2004 through April 13, 2005, the intra-day sales price of our common stock on NASDAQ ranged from $18.64 to $34.70 per share. In addition, the securities markets have experienced significant price and volume fluctuations. The market price for the notes and our common stock may be affected by a number of factors, including actual or anticipated variations in our quarterly results of operations, expectations about the future price of aluminum, changes in earnings estimates or recommendations by securities analysts, changes in research coverage by securities analysts, any announcement by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments, developments in our industry and sales of substantial numbers of shares by current holders of our common stock in the public market. In addition, general economic, political and market conditions and other factors unrelated to our operating performance may cause the market price of the notes and our common stock to be volatile.

The conversion rate of the notes may not be adjusted for all dilutive events that may occur.

     The conversion rate of the notes is subject to adjustment for certain events including, but not limited to, the issuance of cash or stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions or combinations of our common stock, certain distributions of assets, debt securities, capital stock or cash to holders of our common stock and certain tender or exchange offers. The conversion rate will not be adjusted for other events, such as stock issuances for cash, that may adversely affect the trading price of the notes. We will be permitted to take actions that adversely affect the value of the notes, but do not result in an adjustment to the conversion rate. See “Description of the Notes — Conversion Rights — Adjustment of Conversion Rate and Other Adjustments.”

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

     If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock (if any) to you upon conversion of your notes. For example, if an amendment is proposed to our articles of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you may not be entitled to vote on the amendment, although you may nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and the value of the notes and our ability to raise funds in new stock offerings.

     We are not restricted from issuing additional common stock during the life of the notes and have no obligation to consider your interests for any reason. Future sales of substantial amounts of our common stock or equity-related securities in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common stock and the value of the notes and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future sales of shares of common stock, or the availability of shares of common stock for future sale, will have on the trading price of our common stock or the value of the notes.

The repurchase rights in the notes triggered by a Fundamental Change could discourage a potential acquiror and may not protect against certain transactions.

     The repurchase rights in the notes triggered by a fundamental change, as described under the heading “Description of the Notes — Repurchase at the Option of the Holder Upon a Fundamental Change,” could discourage a potential acquiror. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

Rating agencies may provide ratings on the notes that could reduce the market value or liquidity of the notes and our common stock.

     On December 3, 2004, Moody Investors Services, Inc. assigned a rating of B1 on our convertible notes. On November 5, 2004, Standard & Poor’s Ratings Services assigned a rating of BB- on our convertible notes. If one or more rating agencies reduces their rating in the future, the market price or liquidity of the notes and our common stock could be adversely affected.

We depend upon dividends from our subsidiaries to meet our debt service obligations.

     We are a holding company and conduct all of our operations through our subsidiaries. Our ability to meet our debt service obligations depends upon our receipt of dividends from our subsidiaries. Nordural’s new senior term loan facility places significant limits on Nodural’s ability to pay dividends. Subject to the restrictions contained in our revolving credit facility and the indenture governing our senior notes, future borrowing by our subsidiaries could contain restrictions or prohibitions on the payment of dividends by those subsidiaries. In addition, under applicable law, our subsidiaries could be limited in the amounts that they are permitted to pay as dividends on their capital stock.

     Despite current levels of indebtedness, we may be able to incur substantially more indebtedness.

     Despite our current and anticipated debt levels, we may be able to incur significant additional indebtedness from time to time, subject to the restrictions contained in our revolving credit facility and the indenture governing our senior notes. We may borrow amounts under our revolving credit facility, and any such borrowings would be secured by all of our accounts receivable and inventory. Although the indenture governing our senior notes contains restrictions on our incurrence of debt, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, we could incur substantial indebtedness while remaining in compliance with these restrictions. See “Management’s Discussion and Analysis and Results of Operations and Financial Condition – Liquidity and Capital Resources”, which is incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2004.

     Provisions in our charter documents and state law may make it difficult for others to obtain control of our company, even though some stockholders may consider it to be beneficial.

     Certain provisions of our restated certificate of incorporation and amended and restated bylaws, as well as provisions of the Delaware General Corporation Law may have the effect of delaying, deferring or preventing a change of control of our company, including transactions in which our stockholders might otherwise have received a substantial premium for their shares over then current market prices. For example, these provisions:

•	give authority to our board of directors to issue preferred stock and to determine the price, rights, preferences, privileges and restrictions of those shares without any stockholder vote;

•	provide, under our charter documents, for a board of directors consisting of three classes, each of which serves for a different three-year term;

•	require stockholders to give advance notice prior to submitting proposals for consideration at stockholders’ meetings or to nominate persons for election as directors; and

•	restrict, under our charter documents, certain business combinations between us and any person who beneficially owns 10% or more of our outstanding voting stock.

     In addition, certain of our officers have entered into employment and severance compensation agreements that provide for cash payments, immediate vesting of stock options and performance shares and acceleration of other benefits under certain circumstances, including a change in control of our company. Our 1996 Stock Incentive Plan also provides for acceleration of the ability to exercise stock options and the vesting of performance shares upon a change of control, and our Non-Employee Directors Stock Option Plan provides for acceleration of an option holder’s ability to exercise stock options upon a change of control.

FORWARD-LOOKING STATEMENTS

     In this prospectus and the documents incorporated by reference herein, we make statements that may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. You can identify these statements by forward-looking words such as “anticipate,” “plan,” “believe,” “project,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “could,” “would,” “will,” and “potential” and similar words. All of these forward-looking statements are based on estimates and assumptions made by our management that, although we believe to be reasonable, are inherently uncertain. Therefore, you should not place undue reliance upon such estimates and statements. We cannot assure you that any of such estimates or statements will be realized and it is likely that actual results will differ materially from those contemplated by such forward-looking statements. Factors that may cause such differences include:

•	Our high level of indebtedness reduces cash available for other purposes and limits our ability to incur additional debt and pursue our growth strategy;

•	The cyclical nature of the aluminum industry causes variability in our earnings and cash flows;

•	The loss of a customer to whom we deliver molten aluminum would increase our production costs;

•	Glencore International AG owns a large percentage of our outstanding common stock and has the ability to influence matters requiring shareholder approval;

•	We could suffer losses due to a temporary or prolonged interruption of the supply of electrical power to our facilities, which can be caused by unusually high demand, blackouts, equipment failure, natural disasters or other catastrophic events;

•	Due to volatile alumina prices, the principal raw material used in primary aluminum production, our raw material costs could be materially impacted if we experience changes to or disruptions in our current alumina supply arrangements, or if production costs at our newly acquired alumina refining operations increase significantly;

•	By expanding our geographic presence and diversifying our operations through the acquisition of bauxite mining, alumina refining and additional aluminum reduction assets, we are exposed to new risks and uncertainties that could adversely affect the overall profitability of our business;

•	Changes in the relative cost of certain raw materials and energy compared to the price of primary aluminum could affect our margins;

•	Most of our employees are unionized and any labor dispute or failure to successfully renegotiate an existing labor agreement could materially impair our ability to conduct our production operations at our unionized facilities;

•	We are subject to a variety of environmental laws that could result in unanticipated costs or liabilities;

•	We may not realize the expected benefits of our growth strategy if we are unable to successfully integrate the businesses we acquire; and

•	We cannot assure you that our subsidiary Nordural will be able to complete its expansion in the time forecast or without significant cost overruns or that we will be able to realize the expected benefits of the expansion.

     Although we believe the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee our future performance and a number of factors could materially affect our results of operations and the accuracy of our forward-looking statements. Many of these factors are beyond our control. When reading any of our forward-looking statements, you should consider the risk factors described above as well as those described under the heading “Risk Factors” located elsewhere in this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2004, including in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is incorporated by reference into this prospectus. These risk factors may be updated or supplemented by our future filings with the SEC that are incorporated by reference into this prospectus. See “Incorporation of Certain Documents by Reference.” All forward-looking statements in this prospectus and the documents incorporated by reference herein are based on information currently available to us and they speak only as of the date on which they are made. We undertake no obligation (other than as required by law) to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We qualify all of our forward-looking statements by these cautionary statements and information.

USE OF PROCEEDS

     We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the shares of common stock issuable upon conversion of the notes. See “Selling Securityholders” for a list of the selling securityholders that may sell from time to time under this prospectus the notes or the shares of common stock issuable upon conversion of the notes.

RATIO OF EARNINGS TO FIXED CHARGES

     The following table presents our historical ratio of earnings to fixed charges for the periods indicated. For the purpose of computing the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries plus the amount of fixed charges, adjusted to exclude interest capitalized and preference security dividend requirements of consolidated subsidiaries during the period. Fixed charges consist of the sum of the following during the period: (a) interest expensed and capitalized; (b) amortized premiums, discounts and capitalized expenses related to indebtedness; and (c) preference security dividend requirements of consolidated subsidiaries.

	Year Ended December 31,
	2000	2001(1)	2002(1)	2003	2004
Ratio of earnings to fixed charges	98.88	0.16	0.06	1.11	1.97

(1)	The additional earnings that would have been required to cover fixed charges in 2001 and 2002 were $28.7 million and $42.0 million, respectively.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following tables present our unaudited pro forma consolidated statement of operations for the year ended December 31, 2004. The unaudited pro forma consolidated financial data for the year ended December 31, 2004 has been derived from the following: (1) our audited consolidated financial statements and accompanying notes, which are incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2004 and (2) the unaudited financial statements for Nordural for the period from January 1, 2004 to April 27, 2004, the date on which we acquired Nordural, which are not included in this prospectus. The unaudited pro forma consolidated financial data has been prepared for illustrative purposes only and does not purport to represent what our results of operations would actually have been had the transactions described below in fact occurred as of the dates specified. In addition, the unaudited pro forma consolidated financial data does not purport to project our results of operations for any future period.

     The unaudited pro forma consolidated statement of operations for the year ended December 31, 2004 gives pro forma effect to the following events as if they were completed on January 1, 2004:

•	our acquisition of all of the outstanding equity shares of Nordural;

•	our issuance and sale of approximately $220.5 million in common stock in a registered public offering;

•	our payment of the remaining $12.0 million of principal under an outstanding promissory note payable to Glencore;

•	our payment of $3.3 million of dividends on our convertible preferred stock;

•	the 2004 refinancing; and

•	other adjustments that management believes are directly related to the Nordural acquisition.

The unaudited pro forma consolidated financial data does not give effect to our acquisition of a 50% joint venture interest in Gramercy Alumina LLC and St. Ann Bauxite Limited, Nordural’s new term loan facility or the refinancing of debt under Nordural’s former term loan facility.

     The Nordural acquisition has been accounted for using the purchase method of accounting. Under the purchase method of accounting, the cash payment of the estimated aggregate purchase price for Nordural (including transaction fees and expenses) has been allocated to the tangible assets, identifiable intangible assets and liabilities of Nordural, based upon their respective fair values.

     The unaudited pro forma consolidated financial data should be read in conjunction with the following: (1) our audited consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2004 and (2) the separate audited and unaudited financial statements and accompanying notes of Nordural which are included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2004

		U.S. GAAP	Pro Forma		Pro Forma
	Century	Nordural(1)	Adjustments		Consolidated
	(Dollars in thousands, except per share data)
Net Sales:
Third-party customers	$897,538	$38,375	$—		$935,913
Related parties	163,209	—	—		163,209

	1,060,747	38,375	—		1,099,122
Cost of goods sold	884,273	28,555	(1,486	)(2)	910,797
			(545	)(3)	—

Gross profit	176,474	9,820	2,031		188,325
Selling, general and administrative expenses	24,916	—	—		24,916

Operating income	151,558	9,820	2,031		163,409

Interest expense – third party	(38,860)	(1,707)	—		(40,567)
Interest expense – related party	(380)	—	380	(4)	—
Interest income	—	—	—		—
Net loss on forward contracts	(21,521)	—	—		(21,521)
Loss on early extinguishment of debt	(47,448)	—	—		(47,448)
Other income (expense) – net	(1,305)	(1,978)	1,941	(5)	(1,342)

Income before income taxes and minority interest	42,044	6,135	4,352		52,531
Income tax expense	(14,894)	(1,104)	(1,523	)(6)	(18,564)
			(1,043	)(7)

Income before equity in earnings of joint venture	27,150	5,031	1,785		33,966
Equity in earnings of joint venture	821	—	—		821

Net income	27,971	5,031	1,785		34,787
Preferred dividends	(769)	—	—		(769)

Net income applicable to common shareholders	$27,202	$5,031	$1,785		$34,018

Earnings Per Common Share:
Basic:
Net income	$0.95				$1.08

Diluted:
Net income	$0.95				$1.07

Weighted Average Common Shares Outstanding (in thousands):
Basic	28,668		2,885	(8)	31,553

Diluted	28,775		2,885	(8)	31,660

See accompanying notes to the unaudited pro forma consolidated statement of operations.

NOTES TO THE UNAUDITED PRO FORMA
CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2004

     1. Reflects the period from January 1, 2004 to April 27, 2004, the date on which we acquired Nordural.

     2. Reflects an adjustment to depreciation expense based on the purchase accounting fair market valuation of Nordural’s property, plant and equipment using an estimated average useful life of 35 years.

     3. Reflects an adjustment to eliminate Nordural’s historical amortization expense related to deferred financing and carbon anode contract costs.

     4. Reflects an adjustment to reduce interest expense for the repayment of a portion of the outstanding principal under the Glencore note.

     5. Reflects an adjustment to reduce other expense for the CVC deal bonus and CVC legal costs paid by Nordural and reflected in Nordural income statement.

     6. Reflects an adjustment to record income tax expense for the effects of the pro forma adjustments using an effective tax rate of 35%.

     7. Reflects an adjustment to record the incremental increase in income tax expense for the historical results of Nordural using an effective tax rate of 35% as opposed to the historical rate of 18%.

     8. Records the additional weighted average shares outstanding from our issuance and sale of common stock at an offering price of $24.50 per share.

SELLING SECURITYHOLDERS

     When we refer to “selling securityholders” in this prospectus, we mean those persons listed in the table below, as well as the permitted pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders’ interests identified below.

     We originally issued the notes to Credit Suisse First Boston LLC, Banc of America Securities LLC and Goldman Sachs & Co., as initial purchasers, in a private offering exempt from the registration requirements of the Securities Act. The initial purchasers immediately resold the notes to persons reasonably believed by them to be qualified institutional buyers in reliance on Rule 144A under the Securities Act.

     The table below sets forth certain information regarding the selling securityholders, the notes and the shares of common stock issuable upon conversion of the notes that may from time to time be offered under this prospectus by the selling securityholders. Unless set forth below, to our knowledge, none of the selling securityholders within the past three years has had any material relationships with us or any of our affiliates.

     We have prepared the table based on information given to us by or on behalf of the selling securityholders on or prior to April 13, 2005. The selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell under this prospectus any or all of the notes and any shares of common stock issued upon conversion of the notes. See “Plan of Distribution” included elsewhere in this prospectus. Because the selling securityholders may offer all or some portion of their notes or shares of common stock issued upon conversion of the notes, we cannot provide an estimate as to the principal amount of the notes or the number of shares of the common stock issuable upon conversion of the notes that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or some portion of their notes since the date on which they provided the information regarding their notes under this prospectus or in transactions exempt from the registration requirements of the Securities Act.

     Information regarding the selling securityholders may change from time to time and any changed information will be set forth in supplements to the prospectus if and when necessary. Assuming that all shares of common stock issuable upon conversion of the notes are sold in this offering, no selling securityholder will own more than 1% of the outstanding notes or our outstanding common stock after this offering.

					Number of	Number of
					Shares of	Shares of
	Principal Amount of	Percentage of Notes		Number of Shares of	Common Stock	Common Stock
	Notes Owned Before	Outstanding Before	Principal Amount of	Common Stock Owned	Offered Upon	Owned
	the Offering and	the Offering and	Notes Owned After	Prior to Conversion	Conversion of the	After the
Selling Securityholder	Offered for Sale(1)	Offered for Sale	the Offering(2)	Before the Offering	Notes(1)(3)	Offering(4)
1976 Distribution Trust FBO A.R. Lauder/Zinterhofer(5)	5,000	*	—	—	—	—
2000 Revocable Trust FBO A.R. Lauder/Zinterhofer(5)	5,000	*	—	—	—	—
Alcon Laboratories(5)	324,000	*	—	—	—	—
Allstate Insurance Company(6)	3,750,000	2.14%	—	13,200	—	13,200
Arlington County Employees Retirement System(5)	522,000	*	—	—	—	—
Asante Health Systems(5)	106,000	*	—	—	—	—
BNP Paribas Equity Strategies, SNC(7)	4,900,000	2.80%	—	—	—	—
British Virgin Islands Social Security Board(5)	95,000	*	—	—	—	—
CALAMOS® Growth & Income Fund-CALAMOS® Investment Trust(9)	20,000,000	11.43%	—	—	—	—
CALAMOS® Growth & Income Portfolio-CALAMOS® Advisors Trust(9)	200,000	*	—	—	—	—
City and County of San Francisco Retirement System(5)	1,154,000	*	—	—	—	—
City of New Orleans(5)	88,000	*	—	—	—	—

					Number of	Number of
					Shares of	Shares of
	Principal Amount of	Percentage of Notes		Number of Shares of	Common Stock	Common Stock
	Notes Owned Before	Outstanding Before	Principal Amount of	Common Stock Owned	Offered Upon	Owned
	the Offering and	the Offering and	Notes Owned After	Prior to Conversion	Conversion of the	After the
Selling Securityholder	Offered for Sale(1)	Offered for Sale	the Offering(2)	Before the Offering	Notes(1)(3)	Offering(4)
City University of New York(5)	107,000	*	—	—	—	—
CNH CA Master Account, L.P. (10)	2,000,000	1.14%	—	—	—	—
CooperNeff Convertible Strategies (Cayman) Master Fund, LP(8)	2,630,000	1.50%	—	—	—	—
Credit Suisse First Boston LLC(11)	10,752,000	6.14%	—	—	—	—
CSS, LLC(12)	1,000,000	*	—	—	—	—
Delaware Public Employees Retirement System(5)	938,000	*	—	—	—	—
Deutsche Bank Securities Inc.(13)	625,000	*	—	—	—	—
Family Service Life Insurance Co.(14)	100,000	*	—	—	—	—
Fore Convertible Master Fund, Ltd.(15)	5,500,000	3.14%	—	—	—	—
Fore ERISA Fund, Ltd.(15)	2,000,000	1.14%	—	—	—	—
Fore Multi Strategy Fund, Ltd.(15)	1,500,000	*	—	—	—	—
FrontPoint Convertible Arbitrage Fund, L.P.(16)	6,750,000	3.86%	—	—	—	—
Grace Brothers, Ltd.(17)	1,000,000	*	—	—	—	—
Grace Convertible Arbitrage Fund, Ltd.(17)	7,000,000	4.00%	—	—	—	—
Grady Hospital(5)	102,000	*	—	—	—	—
Guardian Life Insurance Co.(14)	6,000,000	3.43%	—	—	—	—
Guardian Pension Trust(14)	400,000	*	—	—	—	—
Guggenheim Portfolio Company VIII (Cayman), Ltd.(18)	1,000,000	*	—	—	—	—
HighBridge International LLC(19)	11,500,000	6.57%	—	—	—	—
Independence Blue Cross(5)	497,000	*
KBC Convertible Arbitrage Funds(20)	4,860,000	2.77%	—	—	—	—
KBC Convertible Mac28 Fund(20)	1,140,000	*	—	—	—	—
KBC Convertible Opportunities Fund(20)	13,140,000	7.51%	—	—	—	—
KBC Financial Products USA Inc.(21)	2,000,000	1.14%	—	—	—	—
KBC Multi Strategy Arbitrage Fund(20)	15,580,000	8.90%	—	—	—	—
Lighthouse Multi-Strategy Master Fund LP(22)	100,000	*	—	—	—	—
Lyxor/Convertible Arbitrage Fund Limited(8)	650,000	*	—	—	—	—
Lyxor/Quest(22)	650,000	*	—	—	—	—
Man Convertible Bond Master Fund, Ltd.(23)	5,000,000	2.86%	—	—	—	—
Man Mac I Limited (24)	1,500,000	*	—	—	—	—
Managers Convertible Securities - Convertible Securities Fund(25)	125,000	*	—	—	—	—
McMahan Securities Co. L.P.(26)	166,000	*	—	—	—	—
Melody IAM Ltd.(20)	780,000	*	—	—	—	—
Merrill Lynch Insurance Group(5)	349,000	*	—	—	—
Municipal Employees(5)	216,000	*	—	—	—	—
New Orleans Firefighters Pension/Relief Fund(5)	64,000	*	—	—	—	—
Nomura Securities International, Inc.(27)	5,000,000	2.86%	—	304	—	304
Occidental Petroleum Corporation(5)	205,000	*	—	—	—	—
Ohio Bureau of Workers Compensation(5)	117,000	*	—	—	—	—
Polaris Vega Fund L.P.(28)	5,000,000	2.86%	—	—	—	—
Policeman and Firemen Retirement System of the City of Detroit(5)	360,000	*	—	—	—	—
Pro-Mutual(5)	683,000	*	—	—	—	—
Quest Global Convertible Fund Ltd.(20)	250,000	*	—	—	—	—
Singlehedge US Convertible Arbitrage Fund(8)	970,000	*	—	—	—	—
State of Maryland Retirement Agency(5)	2,502,000	1.43%	—	—	—	—
Sturgeon Limited(8)	850,000	*	—	—	—	—
Sunrise Partners Limited Partnership(29)	3,900,000	2.23%	—	—	—	—
The Grable Foundation(5)	64,000	*	—	—	—	—
Trustmark Insurance(5)	231,000	*	—	—	—	—

					Number of	Number of
					Shares of	Shares of
	Principal Amount of	Percentage of Notes		Number of Shares of	Common Stock	Common Stock
	Notes Owned Before	Outstanding Before	Principal Amount of	Common Stock Owned	Offered Upon	Owned
	the Offering and	the Offering and	Notes Owned After	Prior to Conversion	Conversion of the	After the
Selling Securityholder	Offered for Sale(1)	Offered for Sale	the Offering(2)	Before the Offering	Notes(1)(3)	Offering(4)
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Limited	6,000,000	3.43%	—	—	—	—
All other holders of notes or future permitted pledgees, donees, assignees, transferees or successors of such holders	9,980,000	5.71%	—	—	—	—

Total	175,000,000	100.00%	—	—	—	—

*	Less than one percent.

(1)	Our registration of these securities does not necessarily mean that the selling securityholders identified in this prospectus will sell any or all of such securities.

(2)	Assumes all of the notes are sold in this offering.

(3)	The notes are convertible at any time at an initial conversion rate of 32.7430 shares of common stock per $1,000 principal amount of notes, subject to adjustments for certain events. The initial conversion rate is equivalent to a conversion price of approximately $30.5409 per share of common stock. Upon conversion, we will deliver cash up to the aggregate principal amount of notes to be converted and, at our election, cash, common stock or a combination thereof in respect of the remainder, if any, of our conversion obligation in excess of the principal amount of notes to be converted. Therefore, holders of the notes may not receive any shares of our common stock upon conversion, and they only may receive shares of common stock to the extent that the conversion obligation exceeds the principal amount of the notes converted. See “Description of the Notes.”

(4)	Assumes all shares of common stock issuable upon conversion of the notes are sold in this offering.

(5)	Advent Capital Management, LLC is the investment advisor of this selling securityholder. Paul Latronica, a vice president of Advent Capital Management, LLC, has voting or investment control over the registrable securities held by this selling securityholder.

(6)	The Allstate Corporation is the parent company of Allstate Insurance Company. Allstate Insurance Company informed us that as of February 18, 2005, it also beneficially owns 9,000 shares of our common stock. Agents Pension Plan and Allstate Retirement Plan are qualified ERISA plans maintained for the benefit of certain employees and agents of Allstate Insurance Company. Allstate Insurance Company informed us that as of February 18, 2005, Agents Pension Plan beneficially owns 1,000 shares of our common stock and Allstate Retirement Plan beneficially owns 3,800 shares of our common stock. BNY Midwest Trust Company, as Trustee for such plans, holds title to all plan investments. The Allstate Corporation has informed us that it disclaims any interest in registrable securities held in such trusts, although the Investment Committee for such plans consists of Allstate Insurance Company officers. This selling securityholder has identified itself as a broker-dealer or an affiliate of a broker-dealer.

(7)	Christian Menestrier, CEO of CooperNeff Advisors, Inc., has voting or investment control over the registrable securities held by this selling securityholder. This selling securityholder has identified itself as a broker-dealer or an affiliate of a broker-dealer.

(8)	Christian Menestrier, CEO of CooperNeff Advisors, Inc., has voting or investment control over the registrable securities held by this selling securityholder.

(9)	Nick Calamos has voting or investment control over the registrable securities held by this selling securityholder.

(10)	CNH Partners, LLC is the investment adviser of this selling securityholder and has sole voting and dispositive power over the notes. The investment principals for this investment adviser are Robert Krail, Mark Mitchell and Todd Pulvino. Robert Krail, Mark Mitchell and Todd Pulvino have voting or investment control over the registrable securities held by this selling securityholder.

(11)	Credit Suisse First Boston LLC acted as an initial purchaser in connection with the original issuance of the notes offered hereby and the issuance of our senior notes. Credit Suisse First Boston LLC also acted as an underwriter in connection with our April 2004 public equity offering of our common stock and dealer manager and solicitation agent in connection with our tender offer and consent solicitation for our 11.75% senior secured first mortgage notes due 2008. An affiliate of Credit Suisse First Boston LLC is a lender under our revolving credit facility. An affiliate of Credit Suisse First Boston LLC is also a lender under Nordural’s new senior term loan facility. Credit Suisse First Boston LLC and/or its affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us in the ordinary course of business, for which they received or will receive customary fees. Jeffrey Andrewski has voting or investment control over the registrable securities held by this selling securityholder. This selling securityholder has identified itself as a broker-dealer or an affiliate of a broker-dealer.

(12)	Michael J. Carusillo, Clayton A. Struve and Nicholas D. Schoewe have voting or investment control over the registrable securities held by this selling securityholder. This selling securityholder has identified itself as a broker-dealer or an affiliate of a broker-dealer.

(13)	Thomas Sullivan has voting or investment control over the registrable securities held by this selling securityholder. This selling securityholder has identified itself as a broker-dealer or an affiliate of a broker-dealer.

(14)	John Murphy, Managing Director, Guardian Life Insurance Co. of America, has voting or investment control over the registrable securities held by this selling securityholder. This selling securityholder has identified itself as a broker-dealer or an affiliate of a broker-dealer.

(15)	David Egglishaw has voting or investment control over the registrable securities held by this selling securityholder.

(16)	FrontPoint Convertible Arbitrage Fund GP, LLC is the general partner of FrontPoint Convertible Arbitrage Fund, L.P. FrontPoint Partners LLC is the managing member of FrontPoint Convertible Arbitrage Fund GP, LLC and, as such, has voting and dispositive power over the registrable securities held by this selling securityholder. Phillip Duff, W. Gillespie Caffray and Paul Ghaffari are members of the board of managers of FrontPoint Partners LLC and are the sole members of its management committee. As such, Phillip Duff, W. Gillespie Caffray and Paul Ghaffari have voting or investment control over the registrable securities held by this selling securityholder.

(17)	Bradford Whitmore and Michael Brailov have voting or investment control over the registrable securities held by this selling securityholder.

(18)	Loren Katzovitz, Patrick Hughes and Kevin Felix have voting or investment control over the registrable securities held by this selling securityholder. This selling securityholder has identified itself as an affiliate of a registered broker-dealer.

(19)	Glenn Dubin and Henry Swieca, principals of HighBridge Capital Management, which is trading advisor to this selling securityholder, have voting or investment control over the registrable securities held by this selling securityholder. This selling securityholder has identified itself as an affiliate of a registered broker-dealer.

(20)	Andrew Preston has voting or investment control over the registrable securities held by this selling securityholder. This selling securityholder has identified itself as an affiliate of a registered broker-dealer.

(21)	Luke Edwards, managing director of this selling securityholder, has voting or investment control over the registrable securities held by this selling securityholder.

(22)	Frank Campana and Jim Doolin have voting or investment control over the registrable securities held by this selling securityholder.

(23)	John Null and J.T. Hansen, principals of Marin Capital Partners, LP, which is investment advisor to this selling securityholder, have voting or investment control over the registrable securities held by this selling securityholder.

(24)	Man-Diversified Fund II Ltd. has been identified as the controlling entity of Man Mac I Limited. The manager shares of Man-Diversified Fund II Ltd. are owned 75% by Albany Management Company Limited and 25% by Man Holdings Limited. The registered shareholder of Albany Management Company Limited is Argonaut Limited, a Bermuda company which is controlled by Michael Collins, a resident of Bermuda. Man Holdings Limited is a subsidiary of Man Group plc, which is a public company listed on the London Stock Exchange.

(25)	This selling securityholder has identified itself as an affiliate of Conseco Equity Sales, Inc. and Managers Distributors, Inc., which are registered broker-dealers.

(26)	Ronald P. Fertig, Jay T. Glassman, Joseph C. Dwyer, D. Bruce McMahan, Scott Dillinger and Normal L. Ziegler, members of the executive committee, have voting or investment control over the registrable securities held by this selling securityholder. This selling securityholder has identified itself as a broker-dealer or an affiliate of a broker-dealer.

(27)	This selling securityholder has identified itself as a broker-dealer or an affiliate of a broker-dealer.

(28)	Gregory R. Levinson has voting or investment control over the registrable securities held by this selling securityholder.

(29)	S. Donald Sussman has voting or investment control over the registrable securities held by this selling securityholder. This selling securityholder has identified itself as an affiliate of a registered broker-dealer.

DESCRIPTION OF THE NOTES

     The notes were issued under an indenture dated August 9, 2004, between Century Aluminum Company, as issuer, and Wilmington Trust Company, as trustee. Pursuant to a supplemental indenture dated October 26, 2004, the guarantors guaranteed Century’s obligations under the indenture. The notes and any common stock issued upon conversion of the notes are covered by a registration rights agreement. The indenture, the supplemental indenture and the registration rights agreement have been filed or incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

     The following description is a summary of the material terms of the notes, the indenture, the supplemental indenture and the registration rights agreement. The statements under this section relating to the notes, the indenture, the supplemental indenture and the registration rights agreement are subject to and qualified in its entirety by reference to all the provisions of the notes, the indenture, the supplemental indenture and the registration rights agreement, and do not purport to be complete. Such summaries make use of certain terms defined in the indenture and the registration rights agreement. The terms of the notes also include those made a part of the indenture by reference to the Trust Indenture Act of 1939, as amended. We urge you to read the indenture, the supplemental indenture and the registration rights agreement because these documents, and not this description, defines your rights as a holder of the notes.

     For purposes of this section only, references to “we”, “us”, “our” and “Century” refer solely to Century Aluminum Company and not to its subsidiaries.

General

     Although we issued $175.0 million aggregate principal amount, we may, without consent of the holders, increase such principal amount in the future on the same terms and conditions as the notes being offered under this prospectus. The notes were issued in denominations of $1,000 and multiples of $1,000. The notes will mature on August 1, 2024, unless earlier converted, redeemed or repurchased.

     The indenture does not contain any restrictions on the payment of dividends or the repurchase of our securities or any financial covenants. The indenture contains no covenants or other provisions to afford protection to holders of notes in the event of a highly leveraged transaction or a change in control of Century except to the extent described under “- Repurchase at the Option of a Holder Upon a Fundamental Change.”

     The notes bear interest at the annual rate of 1.75% from August 9, 2004, which rate may be increased as described in “- Registration Rights” below. Interest is payable on February 1 and August 1 of each year, beginning February 1, 2005, subject to limited exceptions if the notes are converted prior to an interest payment date. The record dates for the payment of interest are January 15 and July 15. We may, at our option, pay interest on the notes by check mailed to the holders. However, a holder with an aggregate principal amount in excess of $2.0 million will be paid by wire transfer in immediately available funds upon its election if the holder has provided us with wire transfer instructions at least 10 business days prior to the payment date. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. We are not required to make any payment on the notes due on any day that is not a business day until the next succeeding business day. The payment made on the next succeeding business day is treated as though it were paid on the original due date and no interest accrues on the payment for the additional period of time.

     We will maintain an office in the City of New York where we will pay the principal of, and interest on, the notes, and the make whole premium, if any, and where you may present the notes for registration, transfer, exchange or conversion. This office will initially be an office or agency of the trustee. Except under limited circumstances described below, the notes will be issued only in fully-registered book-entry form, without coupons, and will be represented by one or more global notes. There will be no service charge for any registration of transfer or exchange of notes. We and/or the trustee may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

Guarantees

     The obligations of Century pursuant to the notes, including the make whole premium payable, if any, are unconditionally guaranteed, jointly and severally on a senior basis, by each of Century Aluminum Company’s domestic restricted subsidiaries, in each case, if and for so long as such subsidiary continues to guarantee our senior notes; however, the notes will not be guaranteed by Century Aluminum of Kentucky, LLC (which we refer to as CAK), which holds the power and alumina contracts for Century’s Hawesville facility and will not be guaranteed by certain holding companies owned by foreign restricted subsidiaries. CAK will not be a guarantor until such time as Glencore is no longer providing any letters of credit to support the Hawesville facility industrial revenue bonds presently outstanding. At the time that Glencore is no longer providing these letters of credit, CAK will be required to be a guarantor if and for so long as CAK guarantees our senior notes. If Century or any of our restricted subsidiaries acquires or creates a domestic restricted subsidiary in the future which guarantees our senior notes, the new domestic restricted subsidiary must provide a guaranty of the notes. Each note guaranty is limited to the maximum amount that may be guaranteed without rendering the guarantor’s obligations subject to avoidance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable provision of state law. By virtue of this limitation, a guarantor’s obligation under its note guaranty could be significantly less than amounts payable with respect to the notes, or a guarantor may have effectively no obligation under its note guaranty. See “Risk Factors – Subsidiary guarantees could be deemed to be fraudulent conveyances.”

     The note guaranty of a guarantor will terminate and be automatically released upon the release or discharge of the guarantee of the senior notes of such guarantor.

Ranking

     The indebtedness evidenced by these notes and the note guarantees rank equally in right of payment with all other senior obligations of Century and the guarantors (including our senior notes), as the case may be, except that the notes and the note guarantees are effectively junior to any of our existing and future secured obligations, including borrowings under our revolving credit facility and any remaining outstanding first mortgage notes, to the extent of the value of the assets securing such obligations. As of December 31, 2004, Century and the guarantors had $17.7 million of senior secured indebtedness outstanding and $87.9 million of availability under our secured revolving credit agreement.

     None of Century’s foreign subsidiaries are required to guarantee the notes. Claims of creditors of non-guarantor subsidiaries, including trade creditors, secured creditors and creditors holding debt and guarantees issued by those subsidiaries, and claims of preferred stockholders (if any) of those subsidiaries generally have priority with respect to the assets and earnings of those subsidiaries over the claims of creditors of Century, including holders of the notes. The notes and each note guaranty therefore are effectively subordinated to the claims of creditors (including trade creditors) and preferred and minority stockholders (if any) of any subsidiary of Century that is not a guarantor to the extent of the assets of such subsidiary. As of December 31, 2004, Century’s subsidiaries that are not guarantors had approximately $184.8 million of liabilities excluding guarantees of our indebtedness and intercompany indebtedness.

     The indenture does not limit the amount of additional indebtedness, including any secured indebtedness, that we may create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness and other liabilities that any of our subsidiaries may create, incur, assume or guarantee.

Conversion Rights

     You may convert any portion of your notes, at any time, in whole or in part, prior to the close of business on the business day immediately preceding the maturity date of the notes, subject to prior redemption, purchase or repurchase of the notes. Upon conversion, subject, if we so elect, to the right of the Exchange Institution (as defined below) to exchange the notes in lieu of conversion by us as described under “- Exchange in Lieu of Conversion,” we will deliver cash up to the aggregate principal amount of notes to be converted and, at our election, cash, common stock or a combination thereof in respect of the remainder, if any, of our conversion obligation in excess of the principal amount of notes to be converted. You may convert all or any portion of the principal amount of any note that is a multiple of $1,000 at an initial conversion rate of 32.7430 shares of common stock per $1,000 principal amount of notes. The initial conversion rate is equivalent to a conversion price of approximately $30.5409 per share of common stock, and is subject to adjustment as described below.

     If any notes are converted during the period after any record date but prior to the next interest payment date, interest on those notes will be paid on the next interest payment date, notwithstanding such conversion, to the holder of record on the record date of those notes. However, any notes that are delivered to us for conversion after any record date but prior to the next interest payment date must, except as described in the next sentence, be accompanied by a payment equal to the interest payable on such interest payment date on the principal amount of notes being converted. We will not require the payment to us described in the preceding sentence (1) if we have specified a redemption date that is after a record date and on or prior to the next interest payment date, (2) if we have specified a purchase date following a Fundamental Change (as defined below) that is after a record date and on or prior to the next interest payment date or (3) only to the extent of overdue interest, if any overdue interest exists at the time of conversion with respect to such note. If any notes are converted after an interest payment date but on or before the next record date, no interest will be paid on those notes.

     If you convert your notes at any time beginning 10 days before the scheduled Effective Date of a Fundamental Change (or, in the case of a Fundamental Change described in clause (3) or clause (4) of the definition of Change of Control, at any time beginning on the Effective Date of such Fundamental Change) and ending at the close of business on the business day immediately preceding the related Fundamental Change repurchase date, you will receive:

•	the make whole premium, if any, which will be in an amount determined as set forth under “- Determination of the Make Whole Premium” and which will be payable in shares of our common stock (or in the same form of consideration into which our common stock has been converted in connection with such Fundamental Change) on the repurchase date for the notes after the Fundamental Change described under “- Repurchase at the Option of a Holder Upon a Fundamental Change”; plus

•	(1) if the notes are surrendered for conversion after the record date for receiving distributions in connection with any Fundamental Change described in clause (1) or (5) of the definition of Change of Control (or if earlier, or if there is no record date, the effective time of the Fundamental Change), cash, and with respect to the portion of the Conversion Obligation (as defined below) in excess of the principal amount of notes being converted (if any), cash, the kind of securities and other assets or property received by holders of our common stock in such Fundamental Change, or a combination thereof, at the election of the obligor under the indenture in the same manner as described under “- Payment Upon Conversion”; or

(2)	in all other events, cash, or a combination of cash and common stock, as described under “- Payment Upon Conversion”; plus

•	accrued but unpaid interest, if any, to but excluding the conversion date, which interest will be payable in cash.

     Solely for purposes of calculating the Conversion Obligation under clause (1) in the second bullet above, “the average Sale Price of our common stock” (as such phrase is used in the definition of Conversion Obligation) shall be deemed to be “the average Sale Price of the per share consideration received by the holders of our common stock in connection with the relevant Fundamental Change.”

     For purposes of settlement in connection with any Fundamental Change described in clause (1) above, (x) “a number of shares of our common stock” (as such phrase is used in the second bullet in the seventh paragraph under “- Payment Upon Conversion”) shall be deemed to be “an amount of the kind of consideration received by the holders of our common stock in connection with the relevant Fundamental Change” and (y) “the Sale Price of our common stock for such Trading Day” (as such phrase is used in the second bullet in the seventh paragraph under “- Payment Upon Conversion”) shall be deemed to be “the Sale Price of the per share consideration received by the holders of our common stock in connection with the relevant Fundamental Change.”

     In addition, for purposes of valuing any non-cash consideration received by holders of our common stock in any Fundamental Change described in clause (1) or (5) of the definition of Change of Control, to the extent the price of any component of such non-cash consideration is not listed on a United States national or regional securities exchange or reported on Nasdaq, the value of such non-cash consideration will be determined by two nationally recognized investment banks selected by the trustee.

     If you convert your notes at any time beginning 10 days before the scheduled Effective Date of any Fundamental Change described in clause (1) or (5) of the definition of Change of Control and ending at the close of business on the business day immediately preceding the related Fundamental Change repurchase date, to the extent that the resulting Cash Settlement Averaging Period includes Trading Days that occur both prior to and on or after the effective time of such Fundamental Change, for each such Trading Day occurring prior to the effective time of such Fundamental Change, the Conversion Obligation on such Trading Day will be determined by reference to the definition of Conversion Obligation as set forth below, and for each such Trading Day on or after the effective time of such Fundamental Change, “the average Sale Price of our common stock” (as such phrase is used in the definition of Conversion Obligation) on such Trading Day shall be deemed to be “the average Sale Price of the per share consideration received by the holders of our common stock in connection with the relevant Fundamental Change.”

     To the extent practicable, except in the event of a Fundamental Change described in clause (3) or clause (4) of the definition of Change of Control, we shall give notice to holders of the scheduled Effective Date for such Fundamental Change not more than 30 business days nor less than 10 business days prior to such scheduled Effective Date.

     Your right to convert a note called for redemption at our option will terminate at the close of business on the business day prior to such redemption date, unless we default in making payment due upon redemption. If you have submitted your notes for repurchase upon a Fundamental Change, you may convert your notes only if you withdraw your repurchase notice prior to the repurchase date, as described below under “- Repurchase at the Option of a Holder Upon a Fundamental Change.” If your notes are submitted for repurchase on August 1, 2011, August 1, 2014 or August 1, 2019, or following a Fundamental Change, your right to withdraw your repurchase notice and convert the notes that are subject to repurchase will terminate at 5:00 p.m. New York City time on the business day before August 1, 2011, August 1, 2014 or August 1, 2019, or the repurchase date corresponding to such Fundamental Change, as the case may be.

Conversion Procedures

     The right to convert any note may be exercised:

•	if such note is represented by a global security, by book-entry transfer to the conversion agent (which initially shall be the trustee) through the facilities of DTC, or

•	if such note is represented by a certificated note, by delivery of such note at the specified office of the conversion agent,

accompanied, in either case, by a duly signed and completed notice of conversion, and appropriate endorsements and transfer documents if required by the conversion agent. We will not issue fractional shares of common stock upon conversion of the notes. In lieu of fractional shares, we will pay a cash adjustment based upon the Sale Price (as defined below) of the common stock on the last Trading Day (as defined below) prior to the date of conversion.

     The conversion date shall be the date on which the note and all of the items required for conversion are delivered to the conversion agent and the requirements for conversion have been met. You will be required to pay any taxes or duties payable in respect of the issue or delivery of the common stock issued upon conversion of your notes, if any, if such common stock is to be issued in a name other than that of the noteholder.

Payment Upon Conversion

     Conversion on or Prior to the Final Notice Date. If we receive your notice of conversion on or prior to the day that is 20 days prior to stated maturity or, with respect to notes being redeemed, the applicable redemption date (the “Final Notice Date”), the following procedures will apply.

     In all events, we will pay in cash the lesser of (i) the Conversion Obligation (as defined below) and (ii) the principal amount of notes being converted. With respect to the remaining portion, if any, of the Conversion Obligation in excess of the principal amount of notes being converted, we may elect to satisfy such obligation in cash, common stock or a combination thereof. We will notify you through the trustee of the amount (the “Cash Amount”) of the Conversion Obligation that we will satisfy in cash (which must be expressed either as 100% of the Conversion Obligation or as a fixed dollar amount of not less than $1,000 per $1,000 principal amount of notes) at any time on or before the date that is two business days following receipt of your notice of conversion (the “Cash Settlement Notice Period”). If, at the end of the Cash Settlement Averaging Period, the Conversion Obligation is less than the Cash Amount, we will deliver cash only to the extent of the Conversion Obligation, as set forth below. If we timely elect to satisfy 100% of the Conversion Obligation in cash or to pay a Cash Amount in excess of $1,000 per principal amount of notes to be converted, you may retract the conversion notice at any time during the two business day period immediately following the Cash Settlement Notice Period (the “Conversion Retraction Period”). If no such election is made by us, no such retraction may be made (and a conversion notice shall be irrevocable).

     Except as set forth under “- Exchange in Lieu of Conversion,” “Cash Settlement Averaging Period” means the 10 Trading Day period beginning on the first Trading Day after the end of the Conversion Retraction Period or, if we do not elect to satisfy 100% of the Conversion Obligation in cash, and we do not elect to pay a Cash Amount in excess of $1,000, the 10 Trading Day period beginning on the first Trading Day after the end of the Cash Settlement Notice Period.

     “Conversion Obligation” means, for each $1,000 principal amount of notes, the product of the then current conversion rate and the average Sale Price of our common stock for the Cash Settlement Averaging Period.

     “Sale Price” of a security on any date means the closing per security sale price (or if no such sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which such security is traded or, if such security is not listed on a United States national or regional securities exchange, as reported by Nasdaq. However if Nasdaq is no longer reporting such information, or if such security is not reported on Nasdaq, as available in any other over-the-counter market or, if not available in any over-the-counter market, the Sale Price will be determined in good faith by our board of directors.

     “Trading Day” means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock (or relevant securities of a successor obligor) is not listed on the New York Stock Exchange, on the principal other national or regional securities exchange on which our common stock (or relevant securities of a successor obligor) is then listed or, if our common stock (or relevant securities of a successor obligor) is not listed on a national or regional securities exchange, on Nasdaq or, if our common stock (or relevant securities of a successor obligor) is not quoted on Nasdaq, on the principal other market on which our common stock (or relevant securities of a successor obligor) is then traded.

     Settlement amounts will be computed as follows:

•	If we elect to satisfy our entire obligation in cash, we will deliver to you, for each $1,000 principal amount of notes, cash in an amount equal to the Conversion Obligation.

•	If we elect to satisfy a fixed portion (other than 100%) of the Conversion Obligation in cash, we will deliver to you, for each $1,000 principal amount of notes (a) cash equal to the lesser of (i) the Cash Amount and (ii) the Conversion Obligation, plus, to the extent that the Conversion Obligation exceeds the Cash Amount, (b) a number of shares of our common stock equal to the sum of, for each Trading Day in the Cash Settlement Averaging Period, (x) 10% of the difference between the Conversion Obligation and the Cash Amount, divided by (y) the Sale Price of our common stock for such Trading Day.

     Conversion after the Final Notice Date. If we receive your notice of conversion after the Final Notice Date, we will not send individual notices of our election to satisfy all or any portion of the Conversion Obligation in cash. Instead, if we choose to satisfy all or any portion of the Conversion Obligation in excess of $1,000 per $1,000 principal amount of notes in cash after the Final Notice Date, we will send, on or prior to the Final Notice Date, a single notice to the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the Conversion Obligation or as a fixed dollar amount but may not be less than the lesser of (a) $1,000 and (b) the Conversion Obligation). Settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under “- Payment Upon Conversion — Conversion on or Prior to the Final Notice Date” except that the “Cash Settlement Averaging Period” shall be the 10 Trading Day period ending on the Trading Day immediately preceding the maturity date or the applicable redemption date, as the case may be.

     We will pay cash for all fractional shares of common stock. The cash payment for fractional shares will be based on the Sale Price of our common stock on the last Trading Day of the Cash Settlement Averaging Period. Settlement (in cash and shares of common stock, if any) will occur on the second business day immediately following the end of the Cash Settlement Averaging Period.

Exchange in Lieu of Conversion

     We will designate a financial institution (the “Exchange Institution”) to which we may elect to have notes surrendered for conversion initially offered for exchange in lieu of our converting the notes.

     When a holder surrenders notes for conversion, by the close of business on the last business day of the Cash Settlement Notice Period (the “Election Date”), (1) we will elect to have such notes offered to the Exchange

Institution for exchange in lieu of our converting the notes or (2) if we do not elect to have such notes offered to the Exchange Institution, we will notify you through the trustee of the Cash Amount as described under “- Payment Upon Conversion.” If we do not elect to have such notes offered to the Exchange Institution and instead notify you through the trustee of the Cash Amount, our Conversion Obligation shall be settled by us in the manner as described under “- Payment Upon Conversion.” Otherwise, by 9:00 a.m. New York City time on the business day immediately following the Election Date, such notes will be offered to the Exchange Institution for exchange in lieu of our converting the notes. Thereafter, the Exchange Institution will have until the close of business on the second business day immediately following the Election Date (the “Determination Date”) to accept or reject such notes.

     Exchange Institution Accepts Notes. In order to accept notes surrendered for conversion, the Exchange Institution must, on the Determination Date, agree to exchange for such notes cash up to the aggregate principal amount of notes to be converted and shares of our common stock in respect of the remainder, if any, of our conversion obligation in excess of the principal amount of notes to be converted. If the Exchange Institution agrees to accept any such notes, it will deliver the requisite cash and shares of our common stock, if any, to the conversion agent as soon as practicable but in no event later than the business day immediately following the end of the Cash Settlement Averaging Period, the amount of such common stock to be determined in the same manner as described under “- Payment Upon Conversion”; provided that the Trading Day immediately following the Determination Date will be the first Trading Day of the Cash Settlement Averaging Period. Any notes accepted for exchange by the Exchange Institution will remain outstanding.

     Exchange Institution Rejects Notes. The Exchange Institution is not required to accept for exchange any notes. If the Exchange Institution does not accept any notes, in whole or in part, for exchange on the Election Date, we will deliver to the converting holder cash up to the aggregate principal amount of notes to be converted and shares of our common stock in respect of the remainder, if any, of our conversion obligation in excess of the principal amount of notes to be converted as described above under “- Payment Upon Conversion”; provided that the Trading Day immediately following the Determination Date will be the first Trading Day of the Cash Settlement Averaging Period.

     Exchange Institution Fails To Deliver. If the Exchange Institution accepts any notes for exchange but does not deliver the requisite cash and shares of common stock, if any, to the conversion agent on or prior to the business day immediately following the end of Cash Settlement Averaging Period, we will deliver to the converting holder the cash payment and the number of shares of our common stock that would have been delivered to such holder if the Exchange Institution had satisfied its obligations to deliver cash up to the aggregate principal amount of notes to be converted and shares of our common stock in respect of the remainder, if any, of our conversion obligation in excess of the principal amount of notes to be converted as described above under “- Exchange Institution Accepts Notes.”

     On or after the record date for receiving distributions in connection with any Fundamental Change described in clause (1) or (5) of the definition of Change of Control (or if earlier, or if there is no record date, the effective time of the Fundamental Change), all references to “our common stock” in this section, “- Exchange in Lieu of Conversion,” shall be deemed to be references to “the kind of securities and other assets or property received by holders of our common stock in such Fundamental Change,” and all references to “we” or “us” in this section, “- Exchange in Lieu of Conversion,” shall be deemed to be references to the entity that has become the successor obligor under the indenture upon the occurrence of such Fundamental Change.

     For a discussion of the tax treatment of a holder receiving cash and shares of common stock upon the exchange of notes in lieu of conversion, see “U.S. Federal Tax Considerations — Tax Consequences to United States Holders — Exchange in Lieu of Conversion.”

     We anticipate that we will initially designate Credit Suisse First Boston LLC as the institution to which offers described above will be made, although we may change this designation at any time. We will not pay any consideration to or otherwise enter into any arrangement with the Exchange Institution for or with respect to such designation.

Adjustment of Conversion Rate and Other Adjustments

     We will adjust the conversion rate if any of the following events occurs:

(1)	we issue common stock as a dividend or distribution on our common stock,

(2)	we distribute rights or warrants to all holders of our common stock entitling them to subscribe for or purchase common stock at less than the Current Market Price on the record date for such issuance (for a period commencing no earlier than the record date and expiring not more than 60 days after such record date),

(3)	we subdivide, split or combine our common stock,

(4)	we distribute shares of capital stock, evidences of indebtedness, property or other assets (excluding dividends or distributions exclusively in cash and dividends or distributions described in clause (1) or (2) above) to all holders of our common stock;

if we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average Sale Prices of those securities for the 10 Trading Days commencing on and including the fifth Trading Day after the date on which “ex-dividend trading” commences for such distribution on the NASDAQ National Market or such other national or regional exchange or market on which our common stock is then listed or quoted;

(5)	we pay a dividend or other distribution consisting exclusively of cash to all holders of our common stock, in which case the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction,

     (a) the numerator of which shall be the Current Market Price of a share of our common stock, and

     (b) the denominator of which shall be the Current Market Price of a share of our common stock less the amount per share of the dividend or distribution;

     “Current Market Price” shall mean the average of the Sale Prices of our common stock for the three consecutive Trading Days ending on the earlier of the date of determination and the day before the “ex” date with respect to the dividend or distribution requiring such computation. For purpose of this paragraph, the term “ex” date, when used with respect to any dividend or distribution, means the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the Sale Price was obtained without the right to receive such dividend or distribution, or

(6)	we pay to holders of our common stock in respect of a tender or exchange offer by us or any of our subsidiaries for our common stock a price per share in excess of the Current Market Price for one share of our common stock on the last date tenders or exchanges may be made pursuant to such tender or exchange offer.

     To the extent that we have a rights plan in effect at the time of conversion of notes, and to the extent that we issue any stock upon such conversion, we will be required under the indenture to provide that the holders of the notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the common stock prior to the date of such conversion, subject to certain limited exceptions. In addition, rights or warrants not issued pursuant to a rights plan that are distributed by us to all holders of common stock entitling the holders thereof to subscribe for or purchase shares of our capital stock (either initially or under certain circumstances), which rights or warrants, until the occurrence of a specified event or events are deemed to be transferred with such shares of common stock, are not exercisable, and are also issued in respect of future issuances of common stock, shall be deemed not to have been distributed, and no adjustment to the conversion rate shall be made until the occurrence of the earliest trigger event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment to the conversion rate shall be made.

     If:

•	we reclassify our common stock,

•	we consolidate or merge with another entity, or

•	we sell, lease, convey or otherwise dispose to another person all or substantially all of our assets,

and holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, except as described above under “— Conversion Rights” in the case of a conversion in connection with a Fundamental Change, you will be entitled to convert your notes into cash, and with respect to the portion of the Conversion Obligation in excess (if any) of the principal amount of notes being converted, cash, the kind of securities and other assets or property received by holders of our common stock in such transaction or event, or a combination thereof, at the election of Century or the obligor under the indenture (if not Century), as the case may be, in the same manner as described above under “— Conversion Rights” in the case of a conversion in connection with a Fundamental Change. If we engage in any such reclassification, consolidation, merger, or sale, lease, conveyance or other disposition of assets, the conversion rate would not be adjusted.

     We may, from time to time, voluntarily increase the conversion rate for a period of at least 20 days, subject to the shareholder approval requirements under the Nasdaq marketplace rules. We will give at least 15 days’ prior notice of any increase in the conversion rate. We may also increase the conversion rate to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event. No payment or adjustment will be made for dividends or distributions on any common stock issued upon conversion of any note.

     No adjustment in the conversion rate will be required unless it would result in a change in the conversion rate of at least 0.5%. Any adjustment not made will be taken into account in subsequent adjustments.

     In some circumstances, you may be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the non-occurrence of an adjustment to the conversion rate.

Determination of the Make Whole Premium

     If a Fundamental Change occurs prior to August 6, 2009, we will pay a make whole premium upon the repurchase of the notes as described below under “— Repurchase at the Option of a Holder Upon a Fundamental Change” and upon the conversion of the notes as described above under “— Conversion Rights” in the case of a Fundamental Change. No make whole premium will be paid if the Stock Price (as defined below) is less than $24.83 per share. The make whole premium shall be equal to a percentage of the principal amount of the notes. The make whole premium will be in addition to, and not in substitution for, any cash, securities, or other assets otherwise due to holders of notes upon conversion, repurchase or redemption as described herein. The make whole premium will be determined by reference to the table below and is based on the date on which the Fundamental Change becomes effective (the “Effective Date”) and the price (the “Stock Price”) paid (or deemed to be paid) per share of our common stock in the transaction constituting the Fundamental Change (such Stock Price subject to adjustment as described below). If holders of our common stock receive only cash in the Fundamental Change, the Stock Price shall be the cash amount paid per share. In all other cases, the Stock Price shall be the average Sale Price of our common stock for the 10 Trading Days immediately prior to but not including the Effective Date.

     We will pay the make whole premium solely in shares of our common stock or in the same form of consideration into which all or substantially all of the shares of our common stock have been converted or exchanged in connection with the Fundamental Change (in each case, other than cash paid in lieu of fractional shares). The make whole premium will be payable on the repurchase date for the notes after the Fundamental Change, both for notes tendered for repurchase and for notes converted in connection with the Fundamental Change. If holders of our common stock receive or have the right to receive more than one form of consideration in connection with such Fundamental Change, then for purposes of the foregoing, the forms of consideration in which the make whole premium will be paid will be in proportion to the different forms of consideration paid to our common stockholders in connection with such Fundamental Change.

     The value of our shares or other consideration for purposes of determining the number of shares or other consideration to be issued in respect of the make whole premium will be calculated as follows:

•	In the case of a Fundamental Change in which all or substantially all of the shares of our common stock have been, as of the Effective Date, converted into or exchanged for the right to receive securities or other assets or property, then the consideration shall be valued as follows:

     (a) securities that are traded on a United States national securities exchange or approved for quotation on the NASDAQ National Market or any similar system of automated dissemination of quotations of securities prices will be valued at 98% of the average Sale Price for the 10 Trading Days immediately prior to but excluding the repurchase date,

     (b) other securities, assets or property (other than cash) that holders will have the right to receive will be valued based on 98% of the average of the fair market value of such securities, assets or property (other than cash) as determined by two independent nationally recognized investment banks selected by the trustee, and

     (c) 100% of any cash.

•	In all other cases, the value of our shares will equal 98% of the average of the Sale Price of our common stock for the 10 Trading Days immediately prior to but excluding the repurchase date.

Notwithstanding the foregoing, in no event shall the value of our common stock be less than 50% of the Stock Price used to determine the amount of the make whole premium.

     The Stock Prices set forth in the first column of the table will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted Stock Prices will equal the Stock Prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the Stock Price adjustment and the denominator of which is the conversion rate as so adjusted.

     The following table sets forth make whole premiums (table in percentages):

Make Whole Premium Upon Fundamental Change (% of Face Value)

	Effective Date
	August 9,	August 1,	August 1,	August 1,	August 1,	August 6,
Stock Price	2004	2005	2006	2007	2008	2009
$ 24.83	7.6000	7.1000	6.2000	4.6000	1.6000	0.0000
$ 25.00	8.0000	7.5000	6.6000	5.0000	1.9000	0.0000
$ 30.00	21.4000	20.3000	18.6000	16.1000	11.9000	0.0000
$ 35.00	20.5000	19.1000	17.1000	14.1000	9.2000	0.0000
$ 40.00	18.5000	16.8000	14.6000	11.3000	6.3000	0.0000
$ 45.00	16.8000	15.0000	12.6000	9.2000	4.4000	0.0000
$ 50.00	15.5000	13.6000	11.0000	7.7000	3.2000	0.0000
$ 55.00	14.4000	12.4000	9.8000	6.5000	2.4000	0.0000
$ 60.00	13.5000	11.4000	8.8000	5.6000	1.9000	0.0000
$ 65.00	12.7000	10.6000	8.1000	5.0000	1.5000	0.0000
$ 70.00	12.0000	9.9000	7.5000	4.4000	1.3000	0.0000
$ 75.00	11.5000	9.5000	6.9000	4.0000	1.1000	0.0000
$ 80.00	11.0000	8.9000	6.5000	3.7000	1.1000	0.0000
$ 90.00	10.2000	8.1000	5.8000	3.3000	0.9000	0.0000
$100.00	9.6000	7.6000	5.4000	3.0000	0.9000	0.0000
$110.00	9.2000	7.1000	5.0000	2.8000	0.9000	0.0000
$120.00	8.8000	6.9000	4.8000	2.7000	0.9000	0.0000

     The exact Stock Price and Effective Dates may not be set forth on the table, in which case:

•	If the Stock Price is between two Stock Prices on the table or the Effective Date is between two Effective Dates on the table, the make whole premium will be determined by straight-line interpolation between make whole premium amounts set forth for the higher and lower Stock Prices and the two Effective Dates, as applicable, based on a 365-day year.

•	If the Stock Price is in excess of $120.00 per share (such price subject to adjustment in the same manner as the Stock Price), the make whole premium in the row corresponding to $120.00 will be paid.

•	If the Stock Price is less than or equal to $24.83 per share (such price subject to adjustment in the same manner as the Stock Price), no make whole premium will be paid.

No make whole premium will be payable in connection with a Fundamental Change that occurs on or after August 6, 2009.

     Our obligation to pay the make whole premium could be considered a penalty, in which case the enforceability thereof would be subject to general equitable principles of reasonableness of economic remedies.

Optional Redemption of Notes

     On or after August 6, 2009, we may redeem some or all of the notes for cash at any time and from time to time, at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. If the redemption date is after a record date but on or prior to the corresponding interest payment date, interest will be paid on such interest payment date to the record holder on the relevant record date, and only the principal amount of the notes will be paid to the redeeming holder. We will give not less than 20 business days’ nor more than 60 business days’ notice of redemption by mail to holders of the notes. Holders may convert notes or portions of notes called for redemption until the close of business on the business day prior to the redemption date. Upon redemption, holders of notes that are redeemed will receive, in exchange for such notes, the redemption price in cash.

     No notes may be redeemed by us if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to the redemption date.

Partial Redemption

     If we redeem less than all of the outstanding notes, the trustee will select the notes to be redeemed on a pro rata basis in principal amounts of $1,000 or integral multiples of $1,000. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion shall be deemed to be the portion selected for redemption.

Purchase of Notes at the Option of the Holder

     On each of August 1, 2011, August 1, 2014 and August 1, 2019 (and if such day is not a business day, on the following business day), you may require us to purchase all or part of your notes for cash, in integral multiples of $1,000, for which you have properly delivered and not withdrawn a written purchase notice, at a purchase price equal to 100% of the principal amount of the notes being purchased. Interest on notes submitted for purchase on August 1, 2011, August 1, 2014 or August 1, 2019 will be paid on such purchase date to the record holder on the preceding record date. You may submit your notes for purchase to the paying agent designated by us at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the business day prior to the purchase date.

     No notes may be purchased by us at the option of holders on August 1, 2011, August 1, 2014 or August 1, 2019 if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to the purchase date.

     For a discussion of the tax treatment of a holder receiving cash, see “U.S. Federal Tax Considerations.”

Required Notices and Procedure

     On a date not less than 20 business days prior to any date for purchase at the option of the holder, we will give notice to holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating, among other things, the procedures that holders must follow to require us to purchase their notes.

     A purchase notice must be received by the paying agent no later than the close of business on the business day prior to the purchase date and must specify the notes for which the purchase right is being exercised.

     You may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day prior to the purchase date.

     In connection with any purchase offer, including a repurchase at the option of a holder upon a Fundamental Change, as described below, we will:

•	comply in all material respects with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then apply;

•	file a Schedule TO, if required, or any other required schedule under the Exchange Act; and

•	otherwise comply with all federal and state securities laws.

     Our obligation to pay the purchase price for a note as to which you have delivered and not validly withdrawn a purchase notice is conditioned upon the holder delivering the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will cause the purchase price for the note to be paid promptly following the later of the purchase date or the time of delivery of the note.

     If the paying agent holds money sufficient to pay the purchase price of the note on the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the note will cease to be outstanding. After the note ceases to be outstanding, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the note.

Repurchase at the Option of a Holder Upon a Fundamental Change

     If a Fundamental Change occurs, you may require us to repurchase all of your notes, or any portion of your notes that are an integral multiple of $1,000 for cash, on a date designated by us that is not less than 30 days nor more than 60 days after the date of the written notice of the Fundamental Change, at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to but excluding the repurchase date, payable in cash, plus the make whole premium, if any, payable in stock (or in the same form of consideration into which our common stock has been converted or exchanged in connection with such Fundamental Change), determined as described above under “— Determination of the Make Whole Premium.” If the Fundamental Change repurchase date is after a record date but on or prior to the corresponding interest payment date, interest will be paid on such interest payment date to the record holder on the relevant record date, and only the principal amount of the notes, plus the make whole premium, if any, will be paid to the holder submitting the notes for repurchase on such Fundamental Change repurchase date.

     We will mail to the trustee and each holder a written notice of the Fundamental Change within 30 days after the occurrence of a Fundamental Change. This notice will contain certain specified information, including:

•	information about the terms and conditions of the Fundamental Change;

•	information about the holders’ right to convert the notes;

•	information about the holders’ right to require us to repurchase the notes;

•	the Fundamental Change repurchase date (which date must be not less than 30 days nor more than 60 days after the date of the written notice of such Fundamental Change);

•	the procedures required for exercise of the repurchase option upon the Fundamental Change; and

•	the name and address for the paying and conversion agents.

     You must deliver written notice of your exercise of this repurchase right to the paying agent at any time prior to the close of business on the business day prior to the Fundamental Change repurchase date. The written notice must specify the notes for which the repurchase right is being exercised. If you wish to withdraw this election, you must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the business day prior to the Fundamental Change repurchase date.

     “Fundamental Change” means the occurrence of a Change of Control or a Termination of Trading.

     “Change of Control” means the occurrence of one or more of the following events:

     (1) any sale, lease, conveyance or other disposition (in one transaction or a series of related transactions) of all or substantially all of our assets to any person or group of related persons, other than to any of our wholly owned subsidiaries, as defined in Section 13(d) of the Exchange Act (a “group”) (whether or not otherwise in compliance with the provisions of the indenture);

     (2) the approval by the holders of our capital stock of any plan or proposal for our liquidation or dissolution (whether or not otherwise in compliance with the provisions of the indenture);

     (3) any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act), is or becomes the “beneficial owner” (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of our voting stock (other than through the creation of a holding company for Century that does not involve a change in the beneficial ownership of Century as a result of the transaction, so long as (x) such transaction is a consolidation or merger in which such holding company assumes Century’s obligations on the notes and under the indenture and (y) thereafter, holders of the notes would be entitled, pursuant to the terms of the indenture described above, to convert their notes into cash, and with respect to the portion of the Conversion Obligation in excess of the principal amount of notes being converted (if any), cash, common stock of such holding company or a combination thereof, at the election of such holding company, in the same manner as described under “— Payment Upon Conversion);

     (4) during any period of two consecutive years after the date of the Indenture, individuals who at the beginning of any such period constituted our Board of Directors, together with any new directors whose election by such Board or whose nomination for election by our stockholders was approved by a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our Board of Directors then in office; or

     (5) any consolidation by us with, or merger by us with or into, another person or any consolidation by another person with, or merger by another person with or into, us, in any such event other than pursuant to a transaction in which the persons that beneficially owned (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, the shares of our voting stock immediately prior to such transaction, beneficially own, directly or indirectly, immediately after such transaction, shares of voting stock of the continuing or surviving person representing at least a majority of the total voting power of all outstanding classes of voting stock of the continuing or surviving person in substantially the same proportion as such ownership immediately prior to the transaction.

     However, a Change of Control will not include any transaction or event in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive consideration consisting of, all or substantially all common stock that is: (i) listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange or (ii) approved, or immediately after the transaction or event will be approved, for quotation on Nasdaq or any similar United States system of automated dissemination of quotations of securities prices.

     The definition of a Change of Control includes a phrase relating to the sale, lease, conveyance or other disposition of “all or substantially all” of our assets. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise definition of the phrase under applicable law. Accordingly, the ability of a holder of convertible notes to require us to repurchase such convertible notes as a result of a sale, lease, conveyance or other disposition of less than all of our assets to another person or group may be uncertain.

     “Termination of Trading” means that our common stock or other securities into which, subject to the settlement provisions set forth above under “Conversion Rights — Payment Upon Conversion”, the notes are convertible are neither listed for trading on a United States national securities exchange nor approved for listing on Nasdaq or any similar United States system of automated dissemination of quotations of securities prices.

     No notes may be repurchased by us at the option of holders upon a Fundamental Change if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to the repurchase date for such Fundamental Change.

     Your repurchase right upon the occurrence of a Fundamental Change could, in certain circumstances, make more difficult or discourage a potential takeover of Century and, thus, removal of incumbent management. The Fundamental Change repurchase right, however, is not the result of management’s knowledge of any specific effort to accumulate shares of common stock or to obtain control of Century by means of a merger, tender offer, solicitation or otherwise. Instead, the Fundamental Change purchase feature is a standard term contained in other similar convertible debt offerings.

     We or our subsidiaries could in the future enter into certain transactions, including highly leveraged recapitalizations, that would not constitute a Fundamental Change and would, therefore, not provide the holders with the protection requiring us to repurchase the notes.

     We may be unable to repurchase the notes at your option, whether upon the occurrence of a Fundamental Change or otherwise. We may not have enough funds to pay the redemption price for all tendered notes on a redemption date. Our secured revolving credit facility provides that the occurrence of certain change of control events with respect to Century will constitute a default thereunder and the indenture governing our senior notes requires us to make an offer to repurchase such notes upon certain change of control events. Any future credit agreements or other agreements relating to our indebtedness, may contain provisions prohibiting redemption of the notes under certain circumstances, expressly prohibit our redemption of the notes upon a Fundamental Change, provide that a Fundamental Change constitutes a default under that agreement or provide for repurchase or redemption of such indebtedness upon certain change of control or similar events. If a redemption date occurs at a time when we are prohibited from purchasing or redeeming notes, we would be required to seek the consent of our lenders to redeem the notes or attempt to refinance that debt. If we do not obtain consent, we would not be permitted to purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

Events of Default and Notice Thereof

     The following constitute events of default under the indenture:

     (1) a default in the payment of principal on any note when due, whether at maturity, upon redemption, purchase or repurchase, or otherwise,

     (2) default in the payment of the make whole premium, if any, when due,

     (3) a default in the payment of interest (including additional interest, if any) on any note which continues for 30 days or more after such payment is due,

     (4) a default in the performance of any other of our covenants or agreements in the indenture that continues for 60 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of then outstanding notes,

     (5) failure by us to make any payment when due, including any applicable grace period, in respect of our indebtedness for borrowed money, which payment is in an amount in excess of $10 million, individually or in the aggregate,

     (6) default by us or our subsidiaries with respect to any of our indebtedness for borrowed money, which default results in acceleration of any such indebtedness that is an amount in excess of $10 million, individually or in the aggregate (provided that if such acceleration is rescinded or annulled, then the event of default under the indenture will be cured),

     (7) failure by us to deliver cash, shares of our common stock or other property upon conversion of the notes as required under the indenture and such failure continues for a period of 10 days;

     (8) failure to provide a notice of a Fundamental Change in accordance with the indenture, and

     (9) certain events relating to bankruptcy, insolvency or reorganization.

     If an event of default occurs and is continuing, the trustee or the holders of not less than 25% in principal amount of outstanding notes may declare the principal of and accrued and unpaid interest, if any, on all the notes to be immediately due and payable. If the event of default relates to bankruptcy, insolvency or reorganization, the notes shall automatically become due and payable immediately, subject to applicable law. After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived.

     You may not enforce the indenture or notes except as provided in the indenture. Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of the notes, unless the holders shall have offered the trustee indemnity or security satisfactory to it. Subject to the indemnification provisions and certain limitations contained in the indenture, the holders of a majority in principal amount of the notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. Those holders may, in certain cases, waive any default except a default in payment of the make whole premium or of principal of, or interest on, any note, a failure to comply with certain provisions of the indenture relating to conversion of the notes or we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

     We are required to furnish the trustee annually with an officer’s certificate as to our compliance with the conditions and covenants provided for in the indenture and specifying any known defaults.

Discharge

     The indenture provides that we may terminate certain of our obligations under the indenture at any time by delivering all outstanding notes to the trustee for cancellation if we have paid all sums payable by us under the indenture. At any time within one year before the maturity of the notes or the redemption date at our option, we may terminate certain of our obligations under the indenture, other than our obligations to pay the make whole premium and the principal of, and interest on, the notes and our obligations in connection with your right to convert your notes, by depositing with the trustee money or U.S. Government obligations sufficient to pay all remaining indebtedness on the notes when due.

Merger and Consolidation

     We may not consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of our assets to, another corporation, person or entity unless:

     (1) the successor person, if any, is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any state of the United States or the District of Columbia and assumes our obligations on the notes and under the indenture,

     (2) immediately after giving effect to such transaction, no default or event of default shall have occurred and be continuing, and

     (3) other conditions specified in the indenture are met.

Modification and Waiver

     Except as described below, supplements of, and amendments to, the indenture or the notes may be made by us and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of outstanding notes and any existing default or compliance with any provisions may be waived with the consent of the holders of a majority in aggregate principal amount of the outstanding notes, subject to certain exceptions. However, we and the trustee may amend or supplement the indenture or the notes, without the consent of the holders of the notes, to cure any ambiguity, defect or inconsistency (provided that such amendment or supplement shall not materially adversely affect the rights of the holders), to provide for the assumption of our obligations to holders of the notes, to conform any provision of the indenture or notes to this “Description of the Notes” and to make certain changes with respect to conversion rights in case of a merger or acquisition in compliance with the indenture or to make any change that does not materially adversely affect the rights of a holder of the notes. Without the consent of the holders of each note affected thereby, an amendment, supplement or waiver may not:

•	change the stated maturity date of the principal of any note, the date the make whole premium or any installment of interest is due on any note, or adversely affect or impair the right to convert any note,

•	reduce the principal amount or interest (including additional interest, if any) due on any note whether at maturity, upon redemption, purchase or repurchase, or otherwise,

•	reduce the make whole premium payable, if any, on any note,

•	change the currency for payment on any note,

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or the conversion of, any note,

•	adversely affect any option of holders to have us repurchase the notes on a specified date,

•	change the ranking of the notes in a manner adverse to the holders of the notes,

•	change the quorum or voting requirements under the indenture,

•	after the occurrence of a Fundamental Change, modify the provisions with respect to the repurchase right of the holders upon a Fundamental Change in a manner adverse to holders,

•	reduce the above-stated percentage of outstanding notes necessary to amend or supplement the indenture or waive defaults or compliance, or

•	modify (with certain exceptions) any provisions of the indenture relating to modification and amendment of the indenture or waiver of compliance with conditions and defaults thereunder.

Concerning the Trustee

     The trustee under the indenture, Wilmington Trust Company, has been appointed by us as the initial paying agent, conversion agent and registrar with respect to the notes. Wilmington Trust Company, is also the trustee for our remaining outstanding first mortgage notes and is the trustee for our senior notes. We and our subsidiaries may maintain deposit accounts and conduct other banking transactions with the trustee or its affiliates in the ordinary course of business, and the trustee and its affiliates may from time to time in the future provide us with banking and financial services in the ordinary course of their business.

     In case an event of default shall occur (and shall not be cured) and holders of the notes have notified the trustee, the trustee will be required to exercise its powers with the degree of care and skill that a prudent person would exercise under the circumstances in the conduct of such person’s own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless the holders shall have offered to the trustee indemnity or security satisfactory to it.

Governing Law

     The indenture and notes are governed by and construed in accordance with the laws of the State of New York.

Book-Entry Delivery and Form

     We initially issued the notes in the form of one global security deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC or to a successor of DTC or its nominee. Holders may hold beneficial interests in the global security directly through DTC if they have an account with DTC or indirectly through organizations which have accounts with DTC. Notes in definitive certificated form (called “certificated notes”) will be issued only in certain limited circumstances described below.

     DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     Pursuant to procedures established by DTC, upon the deposit of the global security with DTC, DTC credited on its book-entry registration and transfer system the principal amount of notes represented by such global security to the accounts of participants. Ownership of beneficial interests in the global security are limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security are shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

     Beneficial owners of interests in global securities who desire to convert their interests should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

     So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no beneficial owner of an interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security a holder will not be entitled to have the notes represented by the global security registered in its name, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     We will make payments of principal of, interest on, and the make whole premium, if any, on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, the registered owner and holder of the global security. Neither we, the trustee, nor any paying agent will have responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     We expect that DTC or its nominee, upon receipt of any payment of principal of, interest on, and the make whole premium, if any, on the global security, will credit participants’ accounts with payments in amounts proportionate to the respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

     We understand that DTC will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositor for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated notes that it will distribute to its participants and that will be legended, if required.

     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

Registration Rights

     We have agreed pursuant to a registration rights agreement with the initial purchasers, for the benefit of the holders of the notes and any common stock issued upon the conversion thereof, that we will, at our cost:

     (1) file within 120 days after the first date of initial issuance of the notes a registration statement on an appropriate form, referred to as the shelf registration statement, covering resales of the notes and any common stock issued upon their conversion, which together are referred to as the “registrable securities,” pursuant to Rule 415 under the Securities Act,

     (2) use our best efforts to cause the shelf registration statement to be declared effective under the Securities Act as soon as practicable, but in no event later than 210 days from the first date of initial issuance of the notes, and

     (3) use best efforts to keep the shelf registration statement effective after its effective date until the date which is the earliest of:

     (a) the second anniversary of the effective date of the shelf registration statement,

     (b) such time as all the registrable securities have been sold pursuant to the shelf registration statement, transferred pursuant to Rule 144 under the Securities Act or otherwise transferred in a manner that results in such securities not being subject to transfer restrictions under the Securities Act and the absence of a need for a restrictive legend regarding registration under the Securities Act, and

     (c) such time when all of the registrable securities held by our non-affiliates (from the time of issuance) are eligible for sale pursuant to Rule 144(k) under the Securities Act or any successor rule or regulation thereto.

     We will, among other things, provide to each holder for whom such shelf registration statement was filed copies of the prospectus that is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit resales of the notes and any common stock issued upon the conversion thereof by such holders to third parties.

     We are permitted to suspend the use of the prospectus which is a part of the shelf registration statement for one or more periods not to exceed an aggregate of 45 days in any 90 day period or an aggregate of 120 days in any twelve-month period under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events.

     If:

     (1) on or prior to the 120th day after the first date of original issuance of the notes, the shelf registration statement has not been filed with the SEC,

     (2) on or prior to the 210th day after the first date of original issuance of the notes, the shelf registration statement has not been declared effective by the SEC, or

     (3) after the shelf registration statement has been declared effective, such shelf registration statement ceases to be effective or usable in connection with resales of notes and any common stock issued upon the conversion thereof for more than 45 days in any 90 day period or in excess of 120 days in any 12 month period in accordance with the registration rights agreement (each such event referred to in clauses (1) to (3), a “registration default”), additional interest will accrue on any unconverted notes that are registrable securities, from and including the date on which any such registration default shall occur to, but excluding the date on which all registration defaults have been cured. Additional interest will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date, as applicable, following the date on which such additional interest begins to accrue, and will accrue at a rate per year equal to:

     (1) an additional 0.25% of the principal amount following such registration default; and

     (2) an additional 0.25% (in addition to the additional interest provided for in clause (1) above) of the principal amount from and after the 91st day following such registration default.

     In no event will additional interest accrue at a rate per year exceeding an aggregate of 0.50% as a result of any combination of one or more registration defaults (subject to the time limitations set forth above). No additional interest will accrue on any shares of common stock into which notes have been converted.

     We will pay all registration expenses of the shelf registration and provide each holder that is selling registrable securities pursuant to the shelf registration statement with such number of copies of the related prospectus as such holder requests. We will take such other actions as are specified in the registration rights agreement to facilitate resales of the registrable securities under the shelf registration statement. Selling securityholders will be responsible for all of their individual selling expenses, including commissions and discounts.

     The summary herein of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Purchase and Cancellation

     All notes surrendered for payment, redemption, registration of transfer or exchange or conversion will be delivered to the trustee. All notes delivered to the trustee will be cancelled promptly by the trustee. No notes will be authenticated in exchange for any notes cancelled as provided in the indenture. We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by us may, to the extent permitted by law be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled. Any notes held by us or any of our subsidiaries shall be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of note holders.

Replacement of Notes

     We will replace mutilated, destroyed, stolen or lost notes at a holder’s expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of April 13, 2005, we had 32,089,604 shares of our common stock outstanding and 654,414 shares reserved for issuance upon the exercise of outstanding stock options and the vesting of outstanding performance shares and restricted stock awards.

     The following summary description does not purport to be complete and is qualified in its entirety by the Delaware General Corporation Law, or DGCL, our restated certificate of incorporation and our amended and restated bylaws. See “Where You Can Find More Information.” Reference is made to the DGCL, our certificate of incorporation and our bylaws for a detailed description of the provisions we have summarized below.

Common Stock

     Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all the directors standing for election. Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors from funds which are legally available for that purpose. Upon the liquidation, dissolution or winding up of Century Aluminum, the holders of our common stock are entitled to receive ratably any of our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All shares of our common stock currently outstanding and those to be issued upon the completion of any offering under a prospectus supplement will be fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock which are currently outstanding or which we may designate and issue in the future.

Preferred Stock

     Under our certificate of incorporation, our board of directors is authorized to issue up to 5,000,000 shares of preferred stock without any vote or action by the holders of our common stock. Our board of directors may issue preferred stock in one or more series and determine for each series the dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting that series, as well as the designation thereof. Depending upon the terms of preferred stock established by our board of directors, any or all of the preferred stock could have preference over the common stock with respect to dividends and other distributions and upon the liquidation of Century Aluminum Company. In addition, issuance of any shares of preferred stock with voting powers may dilute the voting power of the outstanding common stock.

Certain Provisions That May Have an Anti-Takeover Effect

     The provisions of our certificate of incorporation and bylaws and the DGCL summarized in the following paragraphs may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

     Issuance of preferred stock. Our certificate of incorporation provides our board of directors with the authority to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof.

     Business combinations. In addition to any affirmative vote required by law, our certificate of incorporation requires either: (1) the approval of a majority of the disinterested directors, (2) the approval of the holders of at least two-thirds of the aggregate voting power of the outstanding voting shares of Century Aluminum, voting as a class, or (3) the satisfaction of certain minimum price requirements and other procedural requirements, as preconditions to certain business combinations with, in general, a person who is the beneficial owner of 10% or more of our outstanding voting stock.

     Classified board. Our certificate of incorporation provides for a classified board of directors consisting of three classes as nearly equal in size as is practicable. Each class holds office until the third annual meeting for election of directors following the election of such class.

     Number of directors; removal; vacancies. Our certificate of incorporation provides that the number of directors shall not be less than 3 nor more than 11. The directors shall have the exclusive power and right to set the exact number of directors within that range from time to time by resolution adopted by vote of a majority of the entire board of directors. The board can only be increased over 11 through amendment of our restated certificate of incorporation which requires a resolution of the board and the affirmative vote of the holders of at least two-thirds of the aggregate voting power of the outstanding shares of stock generally entitled to vote, voting as a class.

     Our certificate of incorporation and bylaws further provide that directors may be removed only for cause and then only by the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock generally entitled to vote, voting as a class. In addition, interim vacancies or vacancies created by an increase in the number of directors may be filled only by a majority of directors then in office. The foregoing provisions would prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

     No stockholder action by written consent; special meetings. Our certificate of incorporation generally provides that stockholder action may be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and bylaws also provide that, subject to the rights of the holders of any class or series of our preferred stock, special meetings of the stockholders may only be called pursuant to a resolution adopted by a majority of the board of directors or the executive committee. Stockholders are not permitted to call a special meeting or to require the board or executive committee to call a special meeting of stockholders. Any call for a meeting must specify the matters to be acted upon at the meeting. Stockholders are not permitted to submit additional matters or proposals for consideration at any special meeting.

     Stockholder proposals. The bylaws establish an advance notice procedure for nominations (other than by or at the direction of our board of directors) of candidates for election as directors at, and for proposals to be brought before, an annual meeting of stockholders. Subject to any other applicable requirements, the only business that may be conducted at an annual meeting is that which has been brought before the meeting by, or at the direction of, the board or by a stockholder who has given to the secretary of Century Aluminum timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. In addition, only persons who are nominated by, or at the direction of, the board, or who are nominated by a stockholder who has given timely written notice, in proper form, to the secretary prior to a meeting at which directors are to be elected, will be eligible for election as directors.

     Amendment of certain certificate provisions or bylaws. Our certificate of incorporation requires the affirmative vote of the holders of at least two-thirds of the aggregate voting power of the outstanding shares of our stock, voting as a class, generally entitled to vote to amend the foregoing provisions of our certificate of incorporation and the bylaws.

     Section 203 of the DGCL. We are subject to Section 203 of the DGCL, which generally prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless: (1) prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder, (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding stock of the corporation, excluding shares owned by directors who are also officers of the corporation and shares owned by certain employee stock plans, or (3) on or after such date the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least two-thirds of the outstanding voting stock of the corporation that is not owned by the interested stockholder. A “business combination” generally includes mergers, asset sales and similar transactions between the corporation and the interested stockholder, and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock or who is an affiliate or associate of the corporation and, together with his affiliates and associates, has owned 15% or more of the corporation’s voting stock within three years.

     The transfer agent and registrar for our common stock is Computershare Investor Services, LLC.

U.S. FEDERAL TAX CONSIDERATIONS

     The following discussion describes certain U.S. federal tax consequences of the ownership and disposition of the notes and of our common stock into which the notes may be converted. This discussion assumes that the notes and common stock received upon the conversion of the notes cannot be integrated with any other financial instrument.

     This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect.

     We believe, based on the advice of counsel, that the notes are properly characterized as indebtedness for U.S. federal income tax purposes and we will treat the notes as indebtedness for U.S. federal income tax purposes. This determination is binding on each holder unless the holder explicitly discloses in the manner required by applicable Treasury Regulations that its determination is different from ours. Our determination is not, however, binding on the Internal Revenue Service, which may make a different determination. The discussion which follows assumes that the notes are properly characterized as indebtedness for U.S. federal income tax purposes.

     This discussion applies only to holders that hold the notes and our common stock as capital assets within the meaning of Section 1221 of the Code (that is, for investment purposes).

     Further, this discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and certain traders in securities;

•	persons holding the notes or our common stock as part of a “straddle,” “hedge,” “conversion,” “constructive sale,” or similar transaction;

•	United States Holders (as defined below) whose functional currency is not the U.S. dollar;

•	certain former citizens or residents of the United States;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; and

•	persons subject to the alternative minimum tax.

     THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY POTENTIAL INVESTOR. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF THE NOTES OR COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISERS WITH REGARD TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER TAX TREATIES, AND OF ANY CHANGES (PROPOSED OR OTHERWISE) IN APPLICABLE LAWS.

Tax Consequences to United States Holders

     As used herein, the term “United States Holder” means a beneficial owner of a note or our common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under U.S. federal income tax laws;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) a valid election is in place to treat the trust as a U.S. person.

     As used in this discussion, the term “Non-United States Holder” means a beneficial owner of a note or our common stock that is not a United States Holder.

Taxation of Interest

     The notes were issued without original issue discount for federal income tax purposes. Accordingly, stated interest paid on the notes will be included in the income of a United States Holder as ordinary income at the time it is received or accrued, in accordance with the holder’s regular method of tax accounting.

Additional Interest

     If the amount or timing of any payments on a note is contingent, the note could be subject to special rules that apply to contingent payment debt instruments. These rules generally require a United States Holder to accrue interest income at a rate higher than the stated interest rate on the note and to treat as interest income, which is taxed as ordinary income (rather than capital gain), any gain recognized on a sale, exchange, repurchase or retirement of the note before the resolution of the contingencies.

     If the notes are not registered with the SEC within prescribed time periods or in certain other circumstances described above in “Description of the Notes — Registration Rights,” holders will be entitled to the payment of additional interest. Notwithstanding the possibility of such contingent payments, under applicable Treasury Regulations, payments on a note that are subject to either a remote or incidental contingency may be ignored. We believe that the prospect of the foregoing payments being made should be considered as a remote and/or incidental contingency so that the payments should be ignored.

     Therefore, for purposes of filing tax or information returns with the Internal Revenue Service, we will not treat the notes as contingent payment debt instruments. Our determination that the notes are not contingent payment debt instruments is binding on each holder unless the holder explicitly discloses in the manner required by applicable Treasury Regulations that its determination is different from ours. Our determination is not, however, binding on the Internal Revenue Service. It is possible that the Internal Revenue Service may make a different determination, in which case the timing and amount of income inclusions by a holder may be affected. This discussion assumes that the notes are not subject to the contingent payment debt instrument rules.

Market Discount

     If a United States Holder purchases a note for an amount that is less than its stated redemption price of the bond at maturity, the amount of the difference will be treated as “market discount” for U.S. federal income tax purposes, unless the difference is less than a specified de minimis amount. Under the market discount rules, a United States Holder will be required to treat gain on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of the market discount that such holder has not previously included in income. In general, any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless a United States Holder elects to accrue on a constant interest method. In addition, a United States Holder may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the note.

     A United States Holder may elect to include market discount in income (as interest) as it accrues (either ratably or under a constant yield method). Any such election to include market discount in income currently as it accrues applies to all market discount bonds acquired by such holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS. If such election is made, the above rules regarding both the treatment as ordinary income of gain upon the sale, exchange, retirement or other disposition and the rules regarding deferral of interest expenses will not apply. Prospective investors should consult their own tax advisors before making either election described in this discussion.

     A United States Holder must treat any partial principal payment on a note with market discount as gross (ordinary) income to the extent such payment does not exceed the accrued market discount on such bond. Such a payment is treated, in effect, as if it were a partial disposition of the note. Where market discount is included in the United States Holder’s gross income, total accrued market discount on such note is reduced to reflect such inclusions.

     Finally, if a United States Holder receives shares of property, including our common stock, in a nonrecognition transaction (i.e., the United States Holder receives property the basis of which is determined in whole or in part by reference to the basis of the note), the accrued market discount is generally not includible in income at the time of such transaction. Instead, the accrued market discount attaches to the property received in the nonrecognition transaction and is recognized as ordinary income upon the disposition of the property.

Amortizable Bond Premium

     If a United States Holder purchases a note for an amount in excess of the sum of all remaining amounts payable due on the note after the purchase date (other than qualified stated interest), such holder will be considered to have purchased the note at a “premium.” A United States Holder generally may elect to amortize the premium over the remaining term of the note on a constant yield method as an offset to interest when includible in income under its regular accounting method (except to the extent that the bond premium is attributable to the conversion feature of the note) and any bond premium in excess of the interest payable on the note may be deductible against interest income of the United States Holder. An election to amortize premium on a constant yield method will also apply to all taxable bonds held or subsequently acquired by a holder on or after the first day of the first taxable year to which the election applies. Such election may not be revoked without the consent of the IRS. If a United States Holder does not elect to amortize bond premium, that premium will decrease the gain or increase the loss as principal payments are received on the note or upon the sale, exchange, retirement or other disposition of the note. Prospective investors should consult their own tax advisors before making this election.

Sale, Exchange, Repurchase or Retirement of Notes

     Upon a sale, exchange, repurchase or retirement of a note (other than a conversion or repurchase of a note in which the holder receives any common stock), a United States Holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, repurchase or retirement (other than amounts representing accrued and unpaid interest) and such United States Holder’s adjusted tax basis in the note. A United States Holder’s adjusted tax basis in a note will generally be equal to the holder’s purchase price for the note increased by market discount previously included in income, reduced by any bond premium that such holder elects to amortize and any cash payments on the note other than stated interest.

     Gain or loss recognized on the sale, exchange, repurchase or retirement of a note generally will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale, exchange, repurchase or retirement the note has been held for more than one year. Any amounts attributable to accrued interest, however, will be taxed as interest income (as discussed above under “Tax Consequences to United States Holders — Taxation of Interest”) to the extent the holder has not previously included such amounts in the holder’s taxable income. The deductibility of capital losses is subject to limitations.

Exchange in Lieu of Conversion

     If a United States Holder presents the notes for conversion, and if we so elect, the notes will first be offered to the Exchange Institution (as described above under “Description of the Notes — Exchange in Lieu of Conversion”). If the Exchange Institution accepts the notes and satisfies our conversion obligation thereunder, the United States Holder would receive cash and common stock from the Exchange Institution and generally will be taxed on the transfer as a sale, exchange, repurchase or retirement of a note (as discussed above under “Tax Consequences to United States Holders — Sale, Exchange, Repurchase or Retirement of Notes”). For this purpose, the amount realized would be equal to the cash and the fair market value of our stock received (other than amounts representing accrued and unpaid interest) by such United States Holder.

Conversion of Notes

     If a United States Holder presents the notes for conversion, and we elect not to have such notes offered to the Exchange Institution, the Exchange Institution declines to accept the notes or the Exchange Institution accepts the notes but fails to satisfy our conversion obligation thereunder, then the tax consequences of the exchange depend upon whether the holder receives any common stock in the conversion. If we deliver solely cash instead of shares of common stock, the tax consequences of the exchange will be as described under “Tax Consequences to United States Holders — Sale, Exchange, Repurchase or Retirement of Notes.” Instead, if we deliver any common stock or if a United States Holder receives our common stock as a make whole premium on our repurchase of a note, the tax treatment of the holder is not entirely clear.

     It is possible that a United States Holder may be treated as exchanging the note for our common stock and cash in a “recapitalization” within the meaning of Section 368 of the Code. In such case, the holder would generally not recognize loss, but would generally recognize capital gain, if any, on the note converted in an amount equal to the lesser of the gain realized and the cash received (except possibly with respect to cash received in lieu of a fractional share, which may be treated in the manner discussed below and to the extent of accrued interest to the extent not previously included in income). Such gain would generally be long-term capital gain if the holder held the note for more than one year. The holder’s adjusted tax basis in the common stock received should generally equal the adjusted tax basis of the note converted, decreased by the cash received, and increased by the amount of gain recognized. If the holder receives cash in lieu of a fractional share of stock in a recapitalization, however, the holder may be treated as if the holder received the fractional share and then had the fractional share redeemed for the cash. In such case, the holder would recognize gain or loss equal to the difference between the cash received in lieu of a fractional share and that portion of the holder’s basis in the stock attributable to the fractional share.

     Alternatively, the cash payment received on the conversion or repurchase of a note may be treated as proceeds from the sale of a portion of the note, and taxed in the manner described under “Tax Consequences to United States Holders — Sale, Exchange, Repurchase or Retirement of Notes,” and the stock portion may be treated as received upon a conversion of the note, in which case a United States Holder will not recognize any income, gain or loss on the stock portion received. In such case, the holder’s basis in the note would be allocated pro rata between the common stock received and the portion of the note that is treated as sold for cash, and the holder’s basis in the common stock received would equal the basis in the note so allocated to the common stock.

     It is also possible that the holder may be treated as converting the note in its entirety into our common stock, and then selling a portion of the common stock to us for cash in a deemed redemption. The tax consequences of such a deemed redemption would depend in part upon whether the transaction were treated as a dividend for U.S. federal income tax purposes. United States Holders are urged to consult with their own tax advisors regarding the U.S. federal income tax consequences of a redemption of our common stock.

     A United States Holder’s holding period for any common stock received on conversion (or as a make whole premium) will include the period during which the holder held the note. United States Holders should consult their own tax advisors regarding the proper treatment to them of the receipt of a combination of cash and common stock upon a conversion or repurchase of a note.

Constructive Dividends

     If at any time we decrease the conversion price, either at our discretion or pursuant to the anti-dilution provisions of the indenture, the decrease may be deemed to be the payment of a taxable stock dividend to the United States Holders of the notes, although the holder would not receive cash or other property. Generally, a reasonable decrease in the conversion price in the event of stock dividends or distributions of rights to our stockholders to subscribe for our common stock will not be a taxable dividend. In certain circumstances, the failure to adjust the conversion price may result in a deemed distribution to the holders of our common stock. Any constructive taxable stock dividend on the notes may not be eligible for taxation at lower rates under legislation enacted last year.

Taxation of Distributions on Common Stock

     Distributions, if any, paid on our common stock after a conversion, other than certain pro rata distributions of common stock, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by a United States Holder and taxable as ordinary income when actually or constructively received. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the United States Holder’s investment, up to the United States Holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain. If the United States Holder is an entity treated as a regular or “Subchapter C” corporation for federal income tax purposes, it generally would be able to claim a deduction equal to a portion of any dividends received.

     Dividends received by noncorporate United States Holders on common stock may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain holding period requirements and other conditions are met. United States Holders should consult their own tax advisers regarding the implications of this recent legislation in their particular circumstances.

Sale or Other Disposition of Common Stock

     Unless a non-recognition provision applies (or as discussed above under “Tax Consequences to United States Holders – Market Discount”), gain or loss realized by a United States Holder on the sale or other disposition of our common stock received upon conversion of a note will be recognized as capital gain or loss for U.S. federal income tax purposes, and will be long-term capital gain or loss if the United States Holder held the common stock for more than one year. The amount of the United States Holder’s gain or loss will be equal to the difference between the United States Holder’s adjusted tax basis in the common stock disposed of and the amount realized on the disposition.

Tax Consequences to Non-United States Holders

Payments on the Notes

     Subject to the discussion below regarding backup withholding, principal, interest income (including original issue discount, if any) and premium on the notes paid by us or any paying agent to a Non-United States Holder will be exempt from U.S. federal income and withholding tax, provided that such payment is not effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States and, in the case of interest:

•	the Non-United States Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership and is not a bank receiving certain types of interest, and

•	the certification requirement described below has been fulfilled with respect to the Non-United States Holder.

     The certification requirement referred to above will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN (or an appropriate substitute form), under penalties of perjury, that it is not a U.S. person and provides its name and address.

     Interest income (including additional interest) on the notes that is not exempt from U.S. federal income and withholding tax generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction by an applicable treaty, unless such income is effectively connected income as described below in “Tax Consequences to Non-United States Holders — Effectively Connected Income.”

     Additional interest received by a Non-United States Holder if the notes are not registered with the SEC within prescribed time periods or in certain other circumstances described above in “Description of the Notes — Registration Rights” may not be exempt from U.S. withholding tax as described above. We will determine whether withholding will be required at the time any such event triggering the payment of additional interest actually occurs.

Sale, Exchange or Other Disposition of Notes or Common Stock

     Subject to the discussion below regarding backup withholding, a Non-United States Holder generally will not be subject to U.S. federal income and withholding tax on gain realized on a sale, exchange or other disposition (other than a conversion into our common stock or the receipt of common stock as a make whole premium on the repurchase of a note, which is described below) of the notes or of our common stock, unless:

•	the gain is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States,

•	in the case of a Non-United States Holder who is a nonresident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the sale, exchange or disposition and certain other conditions are met, or

•	we are or have been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period such holder held the note or common stock, a U.S. real property holding corporation for U.S. federal income tax purposes; however, as long as our common stock is regularly traded on an established securities market, only Non-United States Holders who have held (or have been deemed to hold) more than 5% of our common stock at any time during such five-year or shorter period or Non-United States Holders who, on the date of acquisition of the notes, own notes with a fair market value of more than 5% of the fair market value of our common stock would be subject to taxation under this rule. We do not believe that we are currently or ever have been a U.S. real property holding corporation or that we will become one in the future, although there can be no assurance that we will not become such a corporation.

     Any gain realized on a sale, exchange or other disposition of the notes taxed as interest income will be subject to the rules described above regarding taxation of interest.

Conversion of Notes into Common Stock

     Non-United States Holders generally will not be subject to U.S. federal income and withholding tax on the conversion of a note into shares of our common stock (if we elect not to have such notes offered to the Exchange Institution, if the Exchange Institution declines to accept such notes or if the Exchange Institution accepts such notes but fails to satisfy our conversion obligation thereunder) or the receipt of common stock as a make whole premium on the repurchase of a note. However, any gain recognized by a Non-United States Holder on (i) the conversion of a note into our common stock due to the receipt of cash (including cash received in lieu of a fractional share) or (ii) the acceptance and payment or delivery, as the case may be, by the Exchange Institution of the notes for cash and stock will be subject to the rules described above regarding the sale, exchange or other disposition of a note.

Distributions on Notes and Common Stock

     If a Non-United States Holder of a note were deemed to have received a constructive dividend (see “Tax Consequences to United States Holders — Constructive Dividends” above), the Non-United States Holder generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction by an applicable treaty, on the taxable amount of the dividend unless such income is effectively connected income as described below in “Tax Consequences to Non-United States Holders — Effectively Connected Income.” In addition, dividends paid to a Non-United States Holder of our common stock generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction under an applicable treaty, unless such income is effectively connected income as described below in “Tax Consequences to Non-United States Holders — Effectively Connected Income.” In order to obtain a reduced rate of withholding, a Non-United States Holder will be required to provide a properly executed IRS Form W-8BEN (or an appropriate substitute form) certifying its entitlement to benefits under a treaty. A Non-United States Holder who is subject to withholding tax under such circumstances should consult his own tax adviser as to whether he can obtain a refund of all or a portion of the withholding tax.

Effectively Connected Income

     If a Non-United States Holder of a note or of our common stock is engaged in a trade or business in the United States, and if principal, interest (including additional interest) or premium on the note, gain realized on a sale, exchange or other disposition of the note or of our common stock, or a dividend (including a constructive dividend) on the note or on our common stock, is effectively connected with the conduct of such trade or business, the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see “Tax Consequences to United States Holders” above), except that the Non-United States Holder will be required to provide a properly executed IRS Form W-8ECI (or an appropriate substitute form) in order to claim an exemption from withholding tax. If a Non-United States Holder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. Non-United States Holders with effectively connected income or gain should consult their own tax advisers with respect to other tax consequences of the ownership of the note or of our common stock, including the possible imposition of a 30% branch profits tax.

United States Federal Estate Tax

     A note held or beneficially owned by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote and, at the time of the individual’s death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the United States. Common stock held by an individual (or common stock which is the subject of certain lifetime transfers by such individual) who at the time of death is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) will be included in such individual’s estate for U.S. federal estate tax purposes, unless an applicable U.S. estate tax treaty otherwise applies.

     Non-United States Holders should consult with their tax advisors regarding U.S. federal, state, local and foreign tax consequences with respect to the notes and common stock.

Backup Withholding and Information Reporting

     Information returns generally will be filed with the IRS in connection with payments on the notes and the common stock and may be filed in connection with the proceeds from a sale or other disposition of the notes or the common stock. A United States Holder will be subject to United States backup withholding tax on these payments if it fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. A Non-United States Holder may be subject to United States backup withholding tax on these payments unless the Non-United States Holder complies with certification procedures to establish that it is not a U.S. person. The amount of any backup withholding from a payment will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

     The selling securityholders identified in this prospectus under “Selling Securityholders” may offer and sell from time to time the notes and the shares of common stock issuable upon conversion of the notes covered by this prospectus. We will not receive any of the proceeds from the offering of the notes or the shares of common stock issuable upon conversion of the notes by the selling securityholders. In connection with the initial offering of the notes, we entered into a registration rights agreement, dated August 9, 2004, with the initial purchasers of the notes. The selling securityholders may offer or sell securities under this prospectus only pursuant to the terms of the registration rights agreement.

     We are registering the notes and shares of common stock covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the notes and the shares of common stock covered by this prospectus.

     The selling securityholders may sell all or a portion of the notes and shares of common stock beneficially owned by them and offered hereby from time to time:

•	directly; or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders and/or from the purchasers of the notes and shares of common stock for whom they may act as agent.

     The notes and the shares of common stock may be sold from time to time in one or more transactions at:

•	fixed prices, which may be changed;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

     These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the notes or shares of common stock offered by them hereby will be the purchase price of the notes or shares of common stock less discounts and commissions, if any.

     The sales described in the preceding paragraph may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes or shares of common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the notes and shares of common stock under this prospectus, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and shares of common stock, short and deliver notes and shares of common stock to close out such short positions, or loan or pledge notes and shares of common stock to broker-dealers that may in turn sell such securities. The selling securityholders may pledge or grant a security interest in some or all of the notes and shares of common stock that it owns and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the notes and shares of common stock from time to time pursuant to this prospectus. The selling securityholders may also transfer and donate notes and shares of common stock in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be selling securityholders for the purposes of this prospectus.

     The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the notes or shares of common stock issuable upon conversion of the notes may be deemed to be “underwriters” within the meaning of the Securities Act. Any commissions they receive and any profits on any resale of the notes and shares of common stock issuable upon the conversion of the notes may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling securityholder can presently estimate the amount of any such compensation.

     We understand that several of the selling securityholders are broker-dealers or affiliates thereof. Each of these selling securityholders has informed us that: (1) such selling securityholder acquired its notes in the ordinary course of business, and (2) at the time that the securities were purchased, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

     Our outstanding common stock is listed for trading on The NASDAQ Stock Market® under the symbol “CENX.” We do not intend to list the notes for trading on any national securities exchange or on NASDAQ. We cannot guarantee that any trading market will develop for the notes. Even if a market does develop for the notes, the market may not be maintained.

     The securities offered under this prospectus may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the shares of common stock by the selling securityholders. Selling securityholders may choose not to sell any, or less than all, of the notes and the shares of common stock offered pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the notes and the shares of common stock by means other than as described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. The selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the notes or shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

     Upon notification to us by a selling securityholder that any material arrangement has been entered into with a broker-dealer for the sale of securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker-dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling securityholder and of the participating brokers-dealer(s), (ii) the amount of securities involved, (iii) the price at which such securities were sold, (iv) the commissions paid or discounts or concessions allowed to such brokers-dealer(s), where applicable, (v) that such brokers-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon notification to us by a selling securityholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares of common stock, a supplement to this prospectus will be required.

     The notes were issued and sold on August 9, 2004 in transactions exempt from the registration requirements of the Securities Act pursuant to Rule 144A under the Securities Act. Pursuant to the registration rights agreement, we have agreed to indemnify each selling securityholder and certain affiliates thereof, and each selling securityholder has agreed to indemnify us and certain of our affiliates against specified liabilities arising under the Securities Act.

     The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying shares of common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying shares of common stock to engage in market-making activities with respect to the particular notes and the underlying shares of common stock being distributed for a period of up to five business days prior to the commencement of distribution. This may affect the marketability of the notes and the underlying shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying shares of common stock.

     We will, at our cost and subject to our rights to suspend use of the shelf registration statement and prospectus under certain circumstances described below, use our reasonable best efforts to keep the shelf registration statement continuously effective under the Securities Act until the date which is the earliest of:

(a)	the second anniversary of the effective date of the shelf registration statement,

(b)	such time as all the registrable securities have been sold pursuant to the shelf registration statement, transferred pursuant to Rule 144 under the Securities Act or otherwise transferred in a manner that results in such securities not being subject to transfer restrictions under the Securities Act and the absence of a need for a restrictive legend regarding registration under the Securities Act, and

(c)	such time when all of the registrable securities held by our non-affiliates (from the time of issuance) are eligible for sale pursuant to Rule 144(k) under the Securities Act or any successor rule or regulation thereto.

     We are permitted to suspend the use of the shelf registration statement and this prospectus, which forms a part of the shelf registration statement, for one or more periods not to exceed an aggregate of 45 days in any 90-day period or an aggregate of 120 days in any twelve-month period under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. We will pay all expenses of the shelf registration statement. Each holder will be required to bear the expenses of any broker’s commission, agency fee or underwriter’s discount or commission.

LEGAL MATTERS

     The validity of the securities offered by this prospectus will be passed upon for us by Curtis, Mallet-Prevost, Colt & Mosle LLP, New York, New York. Roman A. Bninski, a partner of Curtis, Mallet-Prevost, Colt & Mosle LLP, is a director of Century Aluminum Company and beneficially owns 25,750 shares of our common stock. Curtis, Mallet-Prevost, Colt & Mosle LLP, with our knowledge and consent, represents Glencore International AG from time to time with respect to specific matters as to which the firm has been consulted by Glencore International AG.

EXPERTS

     The financial statements for Century Aluminum Company, the related financial statement schedule, and management’s assessment of the effectiveness of our internal control over financial reporting incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports incorporated herein by reference (which report on the financial statements expresses an unqualified opinion and includes an explanatory paragraph as to the adoption of Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations”), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The financial statements for Nordural hf as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers hf, independent accountants, given on the authority of said firm as experts in auditing and accounting.

INDEX TO FINANCIAL STATEMENTS

Nordural hf

REPORT OF INDEPENDENT ACCOUNTANTS

To the board of directors and stockholder of Nordural hf

     We have audited the accompanying balance sheets of Nordural hf, as of December 31, 2003 and 2002, and the related statements of income, of cash flows and of stockholder’s equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards in Iceland and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nordural hf, at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in Iceland.

     As discussed in Note 2 to the financial statements, the Company changed its method of accounting for deferred income taxes during the year ended December 31, 2003.

     Accounting principles generally accepted in Iceland vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2003 and the determination of stockholder’s equity at December 31, 2003 and 2002 to the extent summarized in Note 14 to the financial statements.

Reykjavík, February 24, 2004

PricewaterhouseCoopers hf

/s/ REYNIR VIGNIR	/s/ KRISTINN FREYR KRISTINSSON

Reynir Vignir	Kristinn Freyr Kristinsson
State authorized public accountant	State authorized public accountant

NORDURAL hf

STATEMENTS OF INCOME

For the Years Ended December 31, 2001, 2002 and 2003

	2001	2002	2003
Net sales	$85,680,296	$97,005,762	$100,938,674
Cost of goods sold	48,437,463	59,841,355	66,619,936

Gross profit	37,242,833	37,164,407	34,318,738
General and administrative expenses	563,823	945,666	557,673
Depreciation and amortization	12,918,975	14,980,220	15,383,262

Profit before interest and taxes	23,760,035	21,238,521	18,377,803
Interest expenses	(13,450,888)	(10,984,055)	(5,401,436)
Investment income	—	369,929	3,063,420

Profit before taxes	10,309,147	10,624,395	16,039,787
Income tax	—	—	2,887,162

Net profit	$10,309,147	$10,624,395	$13,152,625

NORDURAL hf

BALANCE SHEETS

As of December 31, 2002 and 2003

	2002	2003
ASSETS
Current assets
Cash	$16,712,627	$9,898,090
Accounts receivable	2,851,606	5,897,351
Advance to parent company	2,341,041	14,876,843
Inventory and supplies	10,952,489	12,634,998
Prepaid cost	1,125,819	366,383
Taxes receivable	1,231,076	1,296,825

Total current assets	35,214,658	44,970,490

Long-term assets
Property, plant and equipment, net	227,652,060	215,897,001
Other assets	14,925,663	13,925,811

Total long-term assets	242,577,723	229,822,812

Total assets	$277,792,381	$274,793,302

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable	$5,975,318	$6,463,226
Accounts payable, parent company	—	146,559
Accrued interest	982,907	135,831
Accrued liabilities	1,422,196	1,931,894
Current portion of long-term liabilities	10,033,404	14,410,808

	18,413,825	23,088,318

Long-term liabilities
Senior credit facility	151,556,600	178,321,500
Debt payable to bank	2,976,190	2,692,065
Smelter site lease agreement	7,651,007	7,421,441
Other long-term liabilities	1,196,517	2,140,999
Deferred income taxes	—	4,439,585

	163,380,314	195,015,590
Current portion of long-term liabilities	(10,033,404)	(14,410,808)

	153,346,910	180,604,782

Total liabilities	171,760,735	203,693,100

Stockholder’s equity
Capital stock	97,444,856	59,500,000
Retained earnings	8,586,790	11,600,202

	106,031,646	71,100,202

Total equity and liabilities	$277,792,381	$274,793,302

NORDURAL hf

STATEMENTS OF STOCKHOLDER’S EQUITY

		Retained
	Capital Stock	Earnings	Total Equity
Balance at January 1, 2001	$97,444,856	$(12,346,752)	$85,098,104
Net profit	—	10,309,147	10,309,147

Balance at December 31, 2001	97,444,856	(2,037,605)	95,407,251
Net profit	—	10,624,395	10,624,395

Balance at December 31, 2002	97,444,856	8,586,790	106,031,646
Dividend	—	(8,586,790)	(8,586,790)
Repurchased capital stock	(37,944,856)	—	(37,944,856)
Deferred tax liability	—	(1,552,423)	(1,552,423)
Net profit	—	13,152,625	13,152,625

Balance at December 31, 2003	$59,500,000	$11,600,202	$71,100,202

NORDURAL hf

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2001, 2002 and 2003

	2001	2002	2003
Cash flows from operating activities
Cash from operations:
Net profit	$10,309,147	$10,624,395	$13,152,625
Items not affecting cash:
Depreciation and amortization	12,918,975	14,980,220	15,383,262
Changes in deferred tax liability	—	—	2,887,162
Gain on the sale of assets	—	—	(41,942)

	23,228,122	25,604,615	31,381,107

Decrease (increase) in operating assets
Accounts receivable and other current assets	3,780,189	51,081	(2,352,058)
Inventories	(3,409,093)	(1,602,905)	(1,682,509)
Increase in accounts receivable, parent company	—	(2,862,189)	(12,535,802)
Increase (decrease) in operating liabilities
Accounts payable	(1,339,535)	830,551	487,908
Accounts payable, parent company	4,675,668	(6,854,256)	146,559
Accrued interest and liabilities	(459,197)	1,278,313	(337,378)

	3,248,032	(9,159,405)	(16,273,280)

Net cash provided by operating activities	26,476,154	16,445,210	15,107,827

Cash flows from (to) investing activities
Investment in property, plant and equipment	(27,240,488)	(2,194,901)	(831,761)
Investment in other assets	(1,063,921)	(196,147)	(1,900,048)
Assets sold	—	—	145,400

	(28,304,409)	(2,391,048)	(2,586,409)

Cash flows from (to) financing activities
New long-term liabilities	22,286,546	910,590	41,149,682
Payment of long-term liabilities	(7,146,999)	(20,483,812)	(13,953,991)
Changes in current liabilities due to expansion	(2,757,400)	—	—
Dividend paid	—	—	(8,586,790)
Repurchase of capital stock	—	—	(37,944,856)

	12,382,147	(19,573,222)	(19,335,955)

Net increase (decrease) in cash	10,553,892	(5,519,060)	(6,814,537)
Cash, beginning of period	11,677,795	22,231,687	16,712,627

Cash, end of period	$22,231,687	$16,712,627	$9,898,090

NORDURAL hf

NOTES TO FINANCIAL STATEMENTS

1. The Company

     Nordural hf (the “Company”), a wholly-owned subsidiary of Columbia Ventures Corporation, was incorporated in Reykjavík, Iceland, on February 28, 1997. The Company was formed to develop and operate an aluminum smelter in Grundartangi, Iceland.

2. Summary of Significant Accounting Policies

Basis of presentation

     The accompanying financial statements are stated on an accrual basis prepared in accordance with Generally Accepted Accounting Principles in Iceland.

Functional currency

     Amounts in the Company’s books and these financial statements are denominated in US dollars as all of the Company’s revenues and a significant portion of the Company’s expenses are denominated in US dollars.

Management’s Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Changes in Accounting Policies and Presentation

     In 2003, changes were made to the Icelandic law which require calculations and recording of a deferred income tax liability in the financial statements. Accordingly, during 2003, a deferred income tax liability is recorded in the Company’s financial statements to provide for the tax consequences in future years of the differences between the tax basis of assets and liabilities and their financial reporting amounts. The amount of the cumulative deferred tax liability that applies to 2002 has been recorded as a reduction to retained earnings of $1,552,423 as of January 1, 2003.

Property, Plant and Equipment

     Property plant and equipment is stated at cost. Additions, renewals and improvements are capitalized. Maintenance and repairs are expensed as incurred and costs of improvements and renewals are capitalized. Depreciation is determined by the straight-line method based on the estimated useful lives of the related assets. Upon disposal, cost and related accumulated depreciation of the assets are removed from the accounts and resulting gains or losses are included in earnings.

     Depreciation is calculated on a straight line basis. The following annual percentages of cost are used:

Buildings and improvements	20 to 40 years
Machinery and equipment	5 to 33 years
Transportation vehicles	5 years

NORDURAL hf

NOTES TO FINANCIAL STATEMENTS – (Continued)

Other assets

     Other assets primarily include net unamortized financing costs of $7,857,767 in connection with the senior credit facility and payments made to expand production capacity according to contracts for supply of certain raw materials of $5,536,057, net of amortization. Such payments represent a downpayment on raw materials to be supplied through 2013. The Company’s policy is to amortize those payments using the greater of (a) straight line over the contract period; or (b) the ratio of current purchases of raw materials in the period to the total of current and anticipated future purchases. Since raw materials are generally used ratably over the contract period, applying either method results in approximately the same amounts. Financing costs are amortized over 10 to 15 years and the payments made for the supply contract are amortized over 12.5 years, in accordance with the length of the contract.

Inventories and Supplies

     Inventories and supplies are stated at the lower of cost or market value. Cost is determined by the first-in, first-out (FIFO) method except for supplies inventories which are based upon the average cost method.

Accounts receivable

     Accounts receivable are valued at nominal value. The Company’s accounts receivable with a tolling customer described in Note 8 comprise 89.26% and 92.01% of the remaining balance of accounts receivable at December 31, 2002 and 2003.

Derivative Financial Instruments

     The Company enters into various derivative instruments to protect itself from fluctuating prices and rates. From time to time the Company purchases options to hedge a portion of its exposure to price fluctuations of aluminum. Hedging gains and losses are recognized concurrently with related sales transactions.

Revenue Recognition

     Revenues are recognized when title, risk of loss and ownership passes to customers in accordance with contract terms. Revenues for the conversion of alumina and processing of aluminum under tolling arrangements are recognized upon completion of the tolling process. The tolling process is considered complete when the customer assumes the risk of ownership of the finished aluminum (Note 8).

Income Taxes

     Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at the balance sheet date based on enacted tax laws and statutory tax rates applicable to the years in which the differences are expected to affect taxable income.

     A deferred income tax liability generally reflects the income tax which would be payable, according to current tax law, if the Company’s assets were to be sold or redeemed at book value. Under an agreement with Icelandic Authorities the Company’s tax rate is 33%. The agreement contains a provision which allows for the Company to opt out of the agreement and be subject to general corporate tax rates in Iceland. Effective January 1, 2002, the general corporate tax rate was reduced from 33% to 18%. The Company has used the statutory Icelandic tax rate of 18% to calculate the deferred tax liability as it is anticipated that this will be the effective tax rate when tax payments will have to be made.

NORDURAL hf

NOTES TO FINANCIAL STATEMENTS – (Continued)

3. Long-term assets

Changes in net value of property, plant and equipment:

	2002	2003
Booked value, beginning of year	$237,578,397	$227,652,060
Additions	2,194,901	831,761
Properties sold	—	(103,458)
Depreciation charges	(12,121,238)	(12,483,362)

Net value, end of year	$227,652,060	$215,897,001

Changes in net value of other assets:
Financing and carbon anode contract cost:
Net value, beginning of year	$17,320,039	$14,461,057
Additions	—	1,832,667
Amortization	(2,858,982)	(2,899,900)

Net value, end of year	14,461,057	13,393,824
Other intangible assets	430,699	498,080
Other	33,907	33,907

	$14,925,663	$13,925,811

4. Taxes receivable

     Taxes receivable includes Value Added Tax from the Icelandic tax office and tax on interest earned.

5. Inventories and supplies

     Inventories and supplies are as follows at December 31,

	2002	2003
Aluminum in pots	$1,855,800	$1,983,600
Molten/bath chemicals	1,188,950	1,345,583
Carbon anodes	1,958,245	2,140,808
Lining material	1,158,421	1,952,312
Materials and supplies	4,791,073	5,212,695

	$10,952,489	$12,634,998

6. Income taxes

     Changes in the deferred income tax liability during the year is as follows:

Deferred tax liability, January 1, 2003	$1,552,423
Calculated income tax for the year ended December 31, 2003	2,887,162
Income tax to be paid in 2004 due to 2003 operations	—

Deferred tax liability, December 31, 2003	$4,439,585

NORDURAL hf

NOTES TO FINANCIAL STATEMENTS – (Continued)

Components of the deferred income tax liability are as follows:

	January 1, 2003	December 31, 2003
Property, plant and equipment	$22,569,250	$46,646,798
Net operating loss carry forward	(17,722,472)	(24,354,936)
Cost allowance	(120,000)	(7,500)
Investment fund under tax law	3,897,794	2,380,000

Net temporary differences	8,624,572	24,664,362

Income tax (18%)	$1,552,423	$4,439,585

7. Long-term liabilities

     Long-term liabilities consist of the following:

	2002	2003
Credit facility payable to banks, due in semiannual installments with final repayment on June 30, 2018; interest paid at the end of each interest period which can vary from one to six months, at LIBOR (London Interbank Offered Rate) plus 1.45% (interest rate 2.5838% at December 31, 2003)	—	$178,321,500

Credit facility payable to banks, due in semiannual installments with final repayment on June 30, 2013; interest paid at the end of each interest period which can vary from one to six months at London Interbank Offered Rate (LIBOR) plus 1.3% to 1.5% margin (interest rate 3.26% at December 31, 2002)	$151,556,600	—

Debt payable to bank due in quarterly installments (annuity) with final repayment on August 1, 2012; interest payable at three month London Interbank Offered Rate (LIBOR) plus 0.2% (interest rate 2.01% and 1.34% at December 31, 2002 and 2003)	2,976,190	2,692,065

Other long-term liability will accumulate until April 25, 2005 when a bond will be issued; interest will be accumulated and is calculated at three month London Interbank Offered Rate (LIBOR) plus 0.75% (interest rate 2.71% and 1.98% at December 31, 2001 and 2002)	1,196,517	2,140,999

	155,729,307	183,154,564
Less: current portion	(9,803,839)	(14,165,104)

	$145,925,468	$168,989,460

NORDURAL hf

NOTES TO FINANCIAL STATEMENTS – (Continued)

     Future annual maturities of the above long-term debts are as follows:

2003
2004	$14,165,104
2005	12,317,362
2006	11,208,427
2007	12,136,092
2008	12,961,415
Thereafter	120,366,164

$183,154,564

     All of the assets of the Company are pledged as collateral for the credit facility. If the price of aluminum falls below designated levels for six months prior to a payment date and certain debt coverage ratios are not met, the credit facility agreement provides for deferral of principal payments. Acceleration of principal payments is required if certain debt coverage ratios are exceeded.

Leases

     The State Treasury of Iceland provided $7,000,000 to cover certain site infrastructure costs of Nordural. Accrued interest on the loan of $1,113,932 has been added to the principal. The value of these infrastructure costs shall be repaid as part of the lease payments for the site over a period of seventeen years, plus interest at a fixed rate (6.725% at December 31, 2003), which is tied to the long-term borrowing rate of an agency of the Icelandic government.

     Future lease principal payments are as follows:

2004	$245,704
2005	262,980
2006	281,480
2007	300,000
2008	320,000
Thereafter	6,011,277

$7,421,441

8. Tolling contract

     The Company is a party to a tolling contract which expires December 31, 2013. Under the contract the customer owns all of the primary raw material and finished goods. Nordural receives revenues based upon the London Metal Exchange price of aluminum for converting the primary raw materials into finished goods. The contract specifies standard usage rates of the primary raw materials. Variations of actual usage from such standard usage may result in additional amounts due to or due from the customer. Sales under the tolling agreement totaled approximately $84,588,000 in 2001, $95,850,000 in 2002 and $100,961,000 in 2003.

9. Derivative financial instruments

     In 2002 and 2003, the Company purchased put options that allowed the Company to sell 4,500 metric tons of aluminum per month at $1,250 per metric ton through the end of April 2004. Premiums paid in 2003 were $513,000, of which $171,000 were deducted from net sales and $342,000 is a part of prepaid cost in the Balance sheet at December 31, 2003. In addition, prepaid premiums at January 1, 2003 of $1,008,000 were deducted from net sales during 2003.

NORDURAL hf

NOTES TO FINANCIAL STATEMENTS – (Continued)

10. Related party transactions

     The company had made advances to its sole shareholder in the amount of $2,341,041 and $14,876,843 at December 31, 2002 and 2003.

11. Commitments and contingencies

     The Company has entered into an operating land lease. Lease obligations accrue from July 1, 1997, and payments will be made on January 2nd of each year.

     Future minimum lease commitments are as follows:

2004	$15,000
2005-2009	75,000
2010-2014	75,000
2015-2019	75,000
2020	15,000

$255,000

     The Company purchases all of its power (the majority on a take or pay basis) from the Iceland Power Company at a rate that varies with the price of aluminum. The contract expires October 31, 2019. To the extent that the Company has received a benefit of reduced power prices, the Company may pay higher power prices in the future should the price of aluminum exceed specified levels.

     The Company is a party to a contract for the annual purchase of 48,000 metric tons (+/—10%) of certain raw materials for delivery through 2013. The purchase price is adjusted annually throughout the term of the contract based upon the supplier’s raw material and operating costs.

     In conjunction with the refinancing of the Senior Credit Facility completed in September 2003, the Company will be obligated to pay the bank group additional fees of $832,500 if specific bank financing for the expansion of the annual operating capacity of the plant to 180,000 tonnes is not completed by June 10, 2004.

     The Company, in the regular course of business, is involved in investigations and claims by various regulatory agencies none of which the Management of the Company believes will have a ultimate resolution that will be material.

     The Company has entered into several operating lease agreements for mobile equipment and monthly lease payments are charged to the income statement. At the year end the remaining amount of these agreements are approximately $1,041,800 and expire through the year 2008.

12. Mortgages

     The Company has issued a general bond of $197,600,000 as a guarantee for the senior credit facility specified in Note 7. The general bond holds a first mortgage on all the following assets:

     A. All assets located within the smelter site.

     B. The harbour installations.

     C. All other properties and assets owned by the Company from time to time.

13. Operating license

     The Company has an operating license for the production of up to 180,000 tonnes of aluminum per year in the smelter at Grundartangi. This operating license was issued by the Icelandic Minister for the Environment on March 26, 1997 and confirmed by the Environmental and Food Agency of Iceland on November 2, 1999. The Company

NORDURAL hf

NOTES TO FINANCIAL STATEMENTS – (Continued)

continues to operate pursuant to this license. In February 2003, this license was amended subject to start up of additional production capacity to allow for production up to 300,000 tonnes of aluminum per year.

14. Summary of differences between Icelandic and U.S. Generally Accepted Accounting Principles (GAAP)

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in Iceland (Icelandic GAAP) which differ in certain material respects from accounting principles generally accepted in the United States (U.S. GAAP). The following is a summary of the material adjustments to net profit which would have been required, if U.S. GAAP had been applied instead of Icelandic GAAP.

     Effect on net profit of differences between Icelandic GAAP and U.S. GAAP:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2001	2002	2003
Net profit under Icelandic GAAP	$10,309,147	$10,624,395	$13,152,625
U.S. GAAP adjustments:
Deferred financing costs	284,754	340,388	(264,016)
Capital leases	(20,284)	48,199	33,203
Income taxes	1,018,395	(2,445,243)	41,547

Net income under U.S. GAAP	11,592,012	8,567,739	12,963,359
Other comprehensive income:
Unrealized gain (loss) on interest rate swaps, net of $1,404,000 in tax	(2,850,000)	2,850,000	—
Unrealized gains (losses) on hedging transactions, net of tax of $80,421 and $61,527 in 2002 and 2003	—	(366,361)	86,068

Other comprehensive income	$8,742,012	$11,051,378	$13,049,427

     Effect on Stockholder’s Equity of differences between Icelandic GAAP and U.S. GAAP:

	December 31,	December 31,
	2002	2003
Stockholder’s equity under Icelandic GAAP	$106,031,646	$71,100,202
Adjustments:
Deferred financing costs	(596,843)	(860,859)
Capital leases	(63,010)	(29,807)
Deferred income taxes	(1,426,849)	167,121
Cumulative unrealized losses on hedging transactions, net of income taxes	(366,361)	(280,293)

Stockholder’s equity under U.S. GAAP	$103,578,583	$70,096,364

NORDURAL hf

NOTES TO FINANCIAL STATEMENTS – (Continued)

     A summary of the principal differences applicable to the financial statements is set out below:

Deferred financing costs

     Under Icelandic GAAP, the Company capitalizes all bank fees and third party costs associated with refinancing the senior credit facility. In addition, upon refinancing, deferred costs have been amortized over the original term of the related facility.

     Under U.S. GAAP, fees paid to a bank upon refinancing may be deferred and amortized over the term of the credit facility. However, all third party costs associated with a refinancing that is not debt extinguishment must be expensed. In addition, any unamortized costs from an earlier financing are amortized over the term of the new credit facility.

Capital leases

     Under Icelandic GAAP, payments associated with equipment leases whose term approximates the useful life of the associated equipment may be expensed as incurred, even though title to equipment passes to the lessee at the end of the term.

     Under U.S. GAAP, if there is a bargain purchase option at the end of the lease or title to equipment transfers to the lessee, then these leases shall be accounted for as capital leases. Under U.S. GAAP, at the onset of a lease, the cost of the equipment is recorded in the assets of the company as property, plant and equipment and depreciated over its useful life, while a corresponding liability entitled, “Obligation under Capital Lease” is recorded. As payments are made on the leases, the liability is reduced while an interest portion of each payment is recorded as expense in the income statement. The gross amount of equipment recorded under capital leases was $1,539,790 and $1,418,476 at December 31, 2003 and 2002.

Interest rate swap contracts and derivative financial instruments

     Under Icelandic GAAP, interest rate swap contracts undertaken for the purpose of hedging outstanding borrowings are accounted for off-balance sheet by recording net payments or receipts as a component of interest expense. In addition, the cost of financial derivatives undertaken for the purpose of hedging the future price volatility of a commodity are deferred and recorded in sales concurrent with the sale of the commodity that was hedged.

     The requirements for hedge accounting under U.S. GAAP are more prescriptive than those under Icelandic GAAP. Under U.S. GAAP, to qualify for hedge accounting, interest rate swaps and commodity derivatives must not only be designated as hedges, but at inception and throughout the term of the swap there must be a high correlation between the market values of the contracts and the outstanding balance of the underlying debt or commodity being hedged. The principal amounts of the Company’s outstanding debt and the volume of the commodity hedged correlate sufficiently with the notional amounts of the swap contracts and commodities derivative instruments to qualify for hedge accounting. Given the nature of these contracts, they are accounted for as cash flow hedges. Therefore, under U.S. GAAP these contracts are marked to market at the balance sheet dates with any difference between the market value and the carrying amount recorded in the equity section of the balance sheet as other comprehensive income (loss).

Deferred income taxes

     Under Icelandic GAAP, prior to 2003, deferred income taxes were not required to be recorded in the financial statements of a company. Rather, footnote disclosure of the items that caused a difference between book income and taxable income was made. Beginning in 2003, it was required that deferred taxes be recorded in the financial statements.

     Under U.S. GAAP, deferred taxes are accounted for on all temporary differences, including those resulting from other U.S. GAAP adjustments, and a valuation allowance is established to reduce deferred tax assets to the amount

NORDURAL hf

NOTES TO FINANCIAL STATEMENTS – (Continued)

which more likely than not will not be realized in future periods based on current estimates of future taxable income, along with proper tax planning strategies.

     The components of the net deferred tax liabilities under U.S. GAAP, which have been netted with respect to noncurrent amounts, as of December 31, 2002 and 2003 are as follows:

	2002	2003
	Asset (Liability)	Asset (Liability)
Tax over book depreciation	$(4,735,667)	$(8,816,673)
Tax loss carryforwards	3,308,818	4,544,208

Net non-current deferred tax liability	$(1,426,849)	$(4,272,464)

     On January 1, 2002, the Icelandic statutory rate was decreased from 33% to 18%. This decrease in effective rate resulted in a decrease to net deferred tax assets and additional tax expense of $462,907.

     In 2001, the Company’s provision for income taxes includes tax expense calculated at a statutory tax rate of 33% of $3,489,293 which is offset by a reduction of a valuation allowance of $4,507,688 which nets to a tax benefit of $1,018,395. In 2001, the valuation allowance was reduced to zero as based upon the Company’s ability to generate profits, a valuation allowance was no longer deemed necessary.

Nordural hf

Statement of Income
for the Three Months Ended March 31, 2004

(Unaudited)

	IS GAAP	US GAAP		US GAAP
	2004	Adjustments		2004
Net sales	$29,386,505			$29,386,505

Cost of goods sold	18,021,029	$(72,333	)(4(b))	17,948,696

Gross profit	11,365,476	72,333		11,437,809

General and administrative expenses	—			—

Depreciation and amortization	3,548,699	(158,703	)(4(a))	3,456,573

		66,577	(4(b))

Profit before interest and taxes	7,816,777	164,459		7,981,236

Interest expenses	(1,326,586)			(1,326,586)

Investment income	108,062			108,062

Profit before taxes	6,598,253	164,459		6,762,712

Income tax	(1,187,685)	(29,603	)(4(d))	(1,217,288)

Net profit	$5,410,568	$134,856		$5,545,424

Nordural hf

Statement of Income
for the Three Months Ended March 31, 2003

(Unaudited)

	IS GAAP	US GAAP		US GAAP
	2003	Adjustments		2003
Net sales	$24,645,651			$24,645,651

Cost of goods sold	16,449,741	$(43,845	)(4(b))	16,405,896

Gross profit	8,195,910	43,845		8,239,755

General and administrative expenses	—			—

Depreciation and amortization	3,806,165	(106,749	)(4(a))	3,759,927

		60,511	(4(b))

Profit before interest and taxes	4,389,745	90,083		4,479,828

Interest expenses	(1,314,599)			(1,314,599)

Investment income	59,042			59,042

Profit before taxes	3,134,188	90,083		3,224,271

Income tax	(564,154)	(16,215	)(4(d))	(580,369)

Net profit	$2,570,034	$73,868		$2,643,902

Nordural hf

Balance Sheet

as of March 31, 2004

(Unaudited)

	IS GAAP	US GAAP		US GAAP
	2004	Adjustments		2004
Assets

Current assets
Cash	$14,379,749			$14,379,749
Accounts receivable	9,327,007			9,327,007
Advance to parent company	3,276,641			3,276,641
Inventory and supplies	12,320,288			12,320,288
Prepaid cost	1,290,806	$(171,000	)(4(c))	1,119,806
Taxes receivable	1,368,510			1,368,510

Total current assets	41,963,001	(171,000)		41,792,001

Long-term assets
Property, plant and equipment, net	214,140,817	765,508	(4(b))	214,906,325
Other assets	13,717,382	(702,156	)(4(a))	13,015,226

Total long-term assets	227,858,199	63,352		227,921,551

Total assets	$269,821,200	$(107,648)		$269,713,552

Liabilities and Stockholder’s Equity

Current liabilities
Accounts payable	$6,238,212			$6,238,212
Accounts payable, parent company	146,559			146,559
Accrued interest	133,180			133,180
Accrued liabilities	2,043,655			2,043,655
Current portion of long-term liabilities	14,375,000			14,375,000

	22,936,606	—		22,936,606
Long-term liabilities
Senior credit facility	178,321,500			178,321,500
Debt payable to bank	2,619,640			2,619,640
Smelter site lease agreement	7,361,571			7,361,571
Other long-term liabilities	2,419,045	789,559	(4(b))	3,208,604
Deferred income taxes	5,627,270	(168,298	)(4(d))	5,458,972

	196,349,026	621,261		196,970,287
Current portion of long-term liabilities	(14,375,000)	—		(14,375,000)

	181,974,026	621,261		182,595,287

Total liabilities	204,910,632	621,261		205,531,893

Commitments and mortgages

Stockholder’s equity
Capital stock	59,500,000			59,500,000
Accumulated other comprehensive loss	—	(140,220	)(4(c))	(140,220)
Retained earnings	5,410,568	(588,689	)(4(e))	4,821,879

	64,910,568	(728,909)		64,181,659

Total equity and liabilities	$269,821,200	$(107,648)		$269,713,552

Nordural hf

Balance Sheet
as of December 31, 2003

(Unaudited)

	IS GAAP	US GAAP		US GAAP
	2003	Adjustments		2003
Assets

Current assets
Cash	$9,898,090			$9,898,090
Accounts receivable	5,897,351			5,897,351
Advance to parent company	14,876,843			14,876,843
Inventory and supplies	12,634,998			12,634,998
Prepaid cost	366,383	(280,293	)(4(c))	86,090
Taxes receivable	1,296,825			1,296,825

Total current assets	44,970,490	(280,293)		44,690,197

Long-term assets
Property, plant and equipment, net	215,897,001	832,085	(4(b))	216,729,086
Other assets	13,925,811	(860,859	)(4(a))	13,064,952

Total long-term assets	229,822,812	(28,774)		229,794,038

Total assets	$274,793,302	$(309,067)		$274,484,235

Liabilities and Stockholder’s Equity

Current liabilities
Accounts payable	$6,463,226			$6,463,226
Accounts payable, parent company	146,559			146,559
Accrued interest	135,831			135,831
Accrued liabilities	1,931,894			1,931,894
Current portion of long-term liabilities	14,410,808			14,410,808

	23,088,318	—		23,088,318

Long-term liabilities

Senior credit facility	178,321,500			178,321,500
Debt payable to bank	2,692,065			2,692,065
Smelter site lease agreement	7,421,441			7,421,441
Other long-term liabilities	2,140,999	861,892	(4(b))	3,002,891
Deferred income taxes	4,439,585	(167,121	)(4(d))	4,272,464

	195,015,590	694,771		195,710,361
Current portion of long-term liabilities	(14,410,808)			(14,410,808)

	180,604,782	694,771		181,299,553

Total liabilities	203,693,100	694,771		204,387,871

Commitments and mortgages

Stockholder’s equity
Capital stock	59,500,000			59,500,000
Accumulated other comprehensive loss	—	(280,293	)(4(c))	(280,293)
Retained earnings	11,600,202	(723,545	)(4(e))	10,876,657

	71,100,202	(1,003,838)		70,096,364

Total equity and liabilities	$274,793,302	$(309,067)		$274,484,235

Nordural hf

Statements of Cash Flows

for the Three Months Ended March 31, 2003 and 2004
(Unaudited)

	US GAAP	US GAAP
	2003	2004
Cash flows from operating activities
Cash from operations:
Net profit	$2,643,902	$5,545,424
Items not affecting cash:
Depreciation and amortization	3,759,927	3,456,573
Changes in deferred tax liability	714,067	1,186,508
Gain on the sale of assets	—	—

	7,117,896	10,188,505

Decrease (increase) in operating assets
Accounts receivable and other current assets	(4,807,598)	(4,535,057)
Inventories	1,649,761	314,710
Decrease in accounts receivable, parent company	2,341,041	11,600,202
Increase (decrease) in operating liabilities
Accounts payable	(1,778,375)	(225,014)
Accounts payable, parent company	—	—
Accrued interest and liabilities	(481,811)	248,957

	(3,076,982)	7,403,798

Net cash provided by operating activities	4,040,914	17,592,303

Cash flows (to) investing activities
Investment in property, plant and equipment	(168,837)	(1,583,860)
Investment in other assets	—	—
Assets sold	—	—

	(168,837)	(1,583,860)

Cash flows from (to) financing activities
New long-term liabilities	182,745	205,713
Payment of long-term liabilities	(2,125,002)	(132,295)
Changes in current liabilities due to expansion	—	—
Dividend paid	(2,907,848)	(11,600,202)
Repurchase of capital stock	—	—

	(4,850,105)	(11,526,784)

Net increase (decrease) in cash	(978,028)	4,481,659

Cash, beginning of period	16,712,627	9,898,090

Cash, end of period	$15,734,599	$14,379,749

Nordural hf

NOTES TO FINANCIAL STATEMENTS

Three month periods ended March 31, 2004 and 2003
(Unaudited)

1.	General

     The accompanying unaudited interim financial statements of Nordural hf should be read in conjunction with the audited financial statements for the year ended December 31, 2003. In management’s opinion, the unaudited interim financial statements reflect all adjustments, which are of a normal and recurring nature, that are necessary for a fair presentation of financial results for the interim periods presented.

2.	Inventories and Supplies

     Inventories and supplies are as follows,

	December 31,	March 31,
	2003	2004
Aluminum in pots	$1,983,600	$1,983,600
Molten/bath chemicals	1,345,583	1,345,583
Carbon anodes	2,140,808	2,246,492
Lining material	1,952,312	1,910,749
Materials and supplies	5,212,695	4,833,864

	$12,634,998	$12,320,288

3.	Supplemental Cash Flow Information

	Three months ended	Three months ended
	March 31, 2003	March 31, 2004
Cash paid for:

Interest	$1,987,740	$1,289,741

Cash received for:

Interest	$1,314	$2,327

Nordural hf

NOTES TO FINANCIAL STATEMENTS – (Continued)

4.	Summary of Differences between Icelandic and U.S. Generally Accepted Accounting Principles (GAAP)

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in Iceland (Icelandic GAAP) which differ in certain material respects from accounting principles generally accepted in the United States (U.S. GAAP). The following is a summary of the material adjustments which would have been required, if U.S. GAAP had been applied instead of Icelandic GAAP and a summary of the principal differences applicable to the financial statements.

     a. Deferred financing costs

     Under Icelandic GAAP, the Company capitalizes all bank fees and third party costs associated with refinancing the senior credit facility. In addition, upon refinancing, deferred costs have been amortized over the original term of the related facility regardless of whether a refinancing has extended the term.

     Under U.S. GAAP, fees paid to a bank upon refinancing may be deferred and amortized over the term of the credit facility. However, all third party costs associated with a refinancing that is not debt extinguishment must be expensed. In addition, any unamortized costs from an earlier financing may be amortized over the term of the new, refinanced credit facility.

     b. Capital leases

     Under Icelandic GAAP, payments associated with equipment leases whose term approximates the useful life of the associated equipment may be expensed as incurred, even though title to equipment passes to the lessee at the end of the term.

     Under U.S. GAAP, if there is a bargain purchase option at the end of the lease or title to equipment transfers to the lessee, then these leases shall be accounted for as capital leases. Under U.S. GAAP, at the onset of a lease, the cost of the equipment is recorded in the assets of the company as property, plant and equipment while a corresponding liability entitled Obligation under Capital Lease is recorded. As payments are made on the leases, the liability is reduced and the interest portion of each payment is recorded as expense in the income statement, and the balance of a payment is recorded as interest expense in the income statement.

     c. Derivative financial instruments

     Under Icelandic GAAP, the cost of financial derivatives undertaken for the purpose of hedging the future price volatility of a commodity are deferred and recorded in sales concurrent with the sale of the commodity that was hedged. The requirements for hedge accounting under U.S. GAAP are more prescriptive than those under Icelandic GAAP. Under U.S. GAAP, to qualify for hedge accounting, commodity derivatives must not only be designated as hedges, but at inception and throughout the term of the contract there must be a high correlation between the market values of the contracts and the commodity being hedged. The volume of the commodity being hedged correlates sufficiently with the notional amounts of the commodities derivative instruments to qualify for hedge accounting. Given the nature of these contracts, they are accounted for as cash flow hedges. Therefore, under U.S. GAAP these contracts are marked to market at the balance sheet dates with any difference between the market value and the carrying amount recorded in the equity section of the balance sheet as other comprehensive income (loss).

Nordural hf

NOTES TO FINANCIAL STATEMENTS – (Continued)

     d. Deferred income taxes

     Under Icelandic GAAP, prior to 2003, deferred income taxes were not required to be recorded in the financial statements of a company. Rather, footnote disclosure of the items that caused a difference between book income and taxable income was made. Beginning in 2003, it was required that deferred taxes be recorded in the financial statements.

     Under U.S. GAAP, deferred taxes are accounted for on all temporary differences, including those resulting from other U.S. GAAP adjustments, and a valuation allowance is established to reduce deferred tax assets to the amount which more likely than not will not be realized in future periods based on current estimates of future taxable income, along with proper tax planning strategies.

     e. Stockholders equity and other comprehensive income

     Effect on net profit of differences between Icelandic GAAP and U.S. GAAP:

	Three months	Three months
	ended March 31,	ended March 31,
	2003	2004
Net profit under Icelandic GAAP	$2,570,034	$5,410,568
U.S. GAAP adjustments:
Deferred financing costs	106,749	158,703
Capital leases	(16,666)	5,756
Income taxes	(16,215)	(29,603)

Net income under U.S. GAAP	2,643,902	5,545,424
Other comprehensive income:
Unrealized losses on hedging transactions, net of tax of $62,297 and $30,780 in 2003 and 2004	(283,796)	(140,220)

Other comprehensive income	$2,360,106	$5,405,204

     Effect on Stockholder’s Equity of differences between Icelandic GAAP and U.S. GAAP:

	December 31,	March 31,
	2003	2004
Stockholder’s equity under Icelandic GAAP	$71,100,202	$64,910,568
Adjustments:
Deferred financing costs	(860,859)	(702,156)
Capital leases	(29,807)	(24,051)
Deferred income taxes	167,121	137,518
Cumulative unrealized losses on hedging transactions, net of income taxes	(280,293)	(140,220)

Stockholder’s equity under U.S. GAAP	$70,096,364	$64,181,659